  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1996.

                                                      REGISTRATION NO. 333-3868
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                         FARALLON COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

       CALIFORNIA                      3661                     94-3033136
(PRIOR TO REINCORPORATION)  (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
        DELAWARE             CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
  (AFTER REINCORPORATION)
     (STATE OR OTHER
     JURISDICTION OF
     INCORPORATION OR
      ORGANIZATION)

                           2470 MARINER SQUARE LOOP
                           ALAMEDA, CALIFORNIA 94501
                                (510) 814-5100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                ALAN B. LEFKOF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FARALLON COMMUNICATIONS, INC.
                           2470 MARINER SQUARE LOOP
                           ALAMEDA, CALIFORNIA 94501
                                (510) 814-5100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
    ROBERT V. GUNDERSON, JR., ESQ.              JORGE DEL CALVO, ESQ.
       STEVEN M. SPURLOCK, ESQ.                  JOHN E. WOOD, ESQ.
          SHANNON SOQUI, ESQ.                   DAVINA K. KAILE, ESQ.
     WILLIAM E. GROWNEY, JR., ESQ.          PILLSBURY MADISON & SUTRO LLP
       GUNDERSON DETTMER STOUGH                  2700 SAND HILL ROAD
 VILLENEUVE FRANKLIN & HACHIGIAN, LLP           MENLO PARK, CA 94025
     600 HANSEN WAY, SECOND FLOOR                  (415) 233-4500
      PALO ALTO, CALIFORNIA 94304
            (415) 843-0500

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         FARALLON COMMUNICATIONS, INC.

                             CROSS-REFERENCE SHEET

  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

             FORM S-1 REGISTRATION
               STATEMENT HEADING                     HEADING OR LOCATION IN PROSPECTUS
 ---------------------------------------------  -------------------------------------------
  1. Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus...............................  Forepart of the Registration Statement;
                                                Outside Front Cover Page of Prospectus

  2. Inside Front and Outside Back Cover Pages
     of Prospectus............................  Inside Front and Outside Back Cover Pages

  3. Summary Information, Risk Factors
     and Ratio of Earnings to Fixed Charges...  Prospectus Summary; Risk Factors

  4. Use of Proceeds..........................  Prospectus Summary; Use of Proceeds

  5. Determination of Offering Price..........  Outside Front Cover Page; Underwriting

  6. Dilution.................................  Dilution

  7. Selling Security Holders.................  Principal and Selling Stockholders

  8. Plan of Distribution.....................  Outside and Inside Front Cover Pages;
                                                Underwriting; Outside Back Cover Page
  9. Description of Securities to be
     Registered...............................  Outside Front Cover Page; Prospectus
                                                Summary; Capitalization; Description of
                                                Capital Stock

 10. Interests of Named Experts and Counsel...  Not Applicable

 11. Information with Respect to the
     Registrant...............................  Inside and Outside Cover Pages; Prospectus
                                                Summary; Risk Factors; Use of Proceeds;
                                                Dividend Policy; Capitalization; Dilution;
                                                Selected Consolidated Financial
                                                Information; Management's Discussion and
                                                Analysis of Financial Condition and Results
                                                of Operations; Business; Management;
                                                Certain Transactions; Principal and Selling
                                                Stockholders; Description of Capital Stock;
                                                Shares Eligible for Future Sale; Additional
                                                Information; Experts; Consolidated
                                                Financial Statements

 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..............................  Not Applicable


PROSPECTUS (Subject to Completion)

Dated May 24, 1996

                                2,000,000 Shares

                     [LOGO OF FARALLON COMMUNICATIONS, INC.]

                                  Common Stock
                                 -------------

  Of the 2,000,000 shares of Common Stock offered hereby, 1,500,000 shares are being issued and sold by Farallon Communications, Inc. ("Farallon" or the "Company") and 500,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "FRLN." It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.

                                 -------------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON
                                 PAGE 5 HEREOF.
                                 -------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        Price to   Underwriting Proceeds to Proceeds to Selling
                         Public    Discount (1) Company (2)    Stockholders
- -------------------------------------------------------------------------------
Per Share.............   $            $           $               $
Total (3)............. $            $           $               $
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses, estimated to be $800,000, payable by the
    Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 300,000 additional shares at the Price to Public less the Underwriting Discount to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $       , $        and $       , respectively. See "Underwriting."
                                 -------------

  The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for such shares will be made at the offices of
Cowen & Company, New York, New York, on or about      , 1996.

COWEN & COMPANY

                               HAMBRECHT & QUIST

                                                              UBS SECURITIES LLC
      , 1996
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Farallon develops, markets and supports complete, easy-to-use, plug-and-play Internet connectivity and networking solutions and real-time collaboration software. The Company's products are designed to increase the productivity and efficiency of Internet, Intranet and LAN users and to target small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations that may not have access to sophisticated technical support. The Company's Internet/Intranet products include its Netopia routers and modems, which provide high-speed Internet connectivity for individuals and workgroups, and its Timbuktu Pro collaboration software, which enables real-time, peer-to-peer collaboration on the Internet, Intranets and LANs. To assist users in configuring the Netopia products and in arranging service from Internet and telecommunications service providers, the Company offers its Up & Running, Guaranteed! program, which serves as a single source for complete Internet connectivity. The Company's LAN networking solutions, a substantial majority of which have been sold to MacOS customers, include its EtherWave family of products, which enable users to easily and cost-effectively create Ethernet networks with or without a hub.

  Organizations and individuals are increasingly using networks of computers to enhance productivity, access information and communicate more effectively. The continuing advancement of networking technologies and the increasing scale, scope and functionality of network communications and computing have resulted in a corresponding increase in the complexity of these systems. Headquarters offices of large enterprises that have access to sophisticated technical support have generally managed this complexity and realized the benefits of effective network communications. However, individuals and smaller organizations typically do not have access to the skills or resources required to manage the complexity of advanced networking systems. As a result, these users are increasingly seeking networking solutions that are complete, easy-to-use and cost-effective.

  The Company's objective is to become the leading provider of complete, high-speed Internet connectivity solutions and real-time, peer-to-peer Internet/Intranet collaboration software for segments of the networking market that industry sources have identified as the most rapidly growing and that typically do not have access to sophisticated technical support. Netopia products enable plug-and-play Internet connectivity for multiple users through a single ISDN connection at substantially greater speed than traditional analog-based Internet connections. Timbuktu Pro expands the functionality of the Internet beyond e-mail and Web browsing, enabling users to collaborate in real-time with other Timbuktu Pro users--viewing other users' screens, revising information, transferring files, controlling other computers and remotely accessing network resources. The Company intends to leverage its expertise in developing easy-to-use, plug-and-play LAN networking solutions, its well-established distribution channels and its customer service and support infrastructure to more rapidly penetrate the market for Internet/Intranet products.

  The Company's marketing strategy is to achieve broad market penetration by utilizing multiple distribution channels, including direct sales, Internet service providers, value-added resellers and two-tier distributors as well as mail order and electronic merchandising. The Company sells its products through approximately 70 distributors in 58 countries. The Company's on-line electronic marketing initiatives include the development and maintenance of a Web server containing in excess of 1,000 pages, hyperlinked with over 1,000 Web sites, and electronic distribution of Timbuktu Pro software. The Company has also established strategic alliances with Cisco, Shiva, PSINet and NetManage for the distribution of Farallon products.

  The Company was incorporated in California in 1986 as Farallon Computing, Inc. and will be reincorporated in Delaware prior to the completion of this offering. The Company's principal executive offices are located at 2470 Mariner Square Loop, Alameda, California 94501. Its telephone number is (510) 814-5100.

                                  THE OFFERING

Common Stock offered:
 By the Company....................  1,500,000 shares
 By the Selling Stockholders.......    500,000 shares
Common Stock to be outstanding
 after the offering................ 10,807,085 shares (1)
Use of proceeds.................... For general corporate purposes, including working capital and potential acquisitions.
                                    See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol ........................... FRLN

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       SIX MONTHS
                                 YEARS ENDED SEPTEMBER 30,           ENDED MARCH 31,
CONSOLIDATED STATEMENT OF  ----------------------------------------- ---------------
                            1991     1992    1993     1994    1995    1995    1996
 OPERATIONS DATA:          -------  ------  -------  ------- ------- ------- -------
 Revenues
  Internet/Intranet
   products..............  $   --   $  --   $   --   $ 5,310 $ 6,569 $ 3,188 $ 6,442
  LAN products...........   43,904  48,038   48,425   51,691  50,620  26,359  23,003
                           -------  ------  -------  ------- ------- ------- -------
   Total revenues........   43,904  48,038   48,425   57,001  57,189  29,547  29,445
 Gross profit............   24,847  25,084   24,123   26,186  27,673  14,510  14,265
 Operating income (loss)
  .......................   (1,797)   (575)  (1,662)   2,304   2,665   2,235     527
 Net income (loss) (2) ..  $(1,893) $ (500) $(1,414) $ 2,187 $ 2,506 $ 1,843 $ 2,875
 Net income per share ...                                    $  0.25 $  0.19 $  0.27
 Shares used in per share
  computations (3).......                                      9,891   9,841  10,477

                                                              MARCH 31, 1996
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(4)
CONSOLIDATED BALANCE SHEET DATA:                          ------- --------------
 Working capital......................................... $23,976    $42,706
 Total assets............................................  36,234     54,964
 Long-term liabilities, net of current portion ..........     131        131
 Total stockholders' equity..............................  27,295     46,158

- ----------------
(1) Based on the number of shares outstanding as of March 31, 1996. Excludes 1,372,050 shares of Common Stock issuable upon exercise of outstanding options as of March 31, 1996 with a weighted average exercise price of $1.46 per share under the Company's 1987 Restated Stock Option Plan. See "Management--1996 Stock Option Plan" and Note 6 of Notes to Consolidated Financial Statements.
(2) At March 31, 1996, the Company reversed a full valuation allowance that it had previously provided against its deferred tax assets, resulting in a non-recurring income tax benefit of approximately $2.3 million.
(3) See Note 1 of Notes to Consolidated Financial Statements.
(4) Adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company, and the application of the net proceeds therefrom. See "Capitalization" and "Use of Proceeds."
                                ----------------

  Farallon, the Farallon logo, Timbuktu, EtherWave and PhoneNET are registered trademarks and Netopia, Look@Me and FlashNote are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                                ----------------

  Except as otherwise noted herein, information in this Prospectus (i) reflects a one-for-two reverse split of the Common Stock, which will occur prior to the effective date of this offering, (ii) assumes no exercise of the Underwriters' over-allotment option, (iii) except in the Consolidated Financial Statements, reflects the conversion of all outstanding shares of Preferred Stock of the Company into an aggregate of 5,591,207 shares of Common Stock upon the closing of this offering, and (iv) assumes the reincorporation of the Company from California to Delaware, which will occur prior to the effective date of this offering, and the associated changes in the Company's charter documents. See "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating an investment in the Company and its business before purchasing any shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below.

FLUCTUATIONS IN QUARTERLY RESULTS; FUTURE RESULTS OF OPERATIONS UNCERTAIN

  The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, depending on factors such as changes in networking and communications technologies, price and product competition, usage of the Internet and developments and changes in the Internet market, the demand for the Company's products, changes in pricing policies by the Company or its competitors, including the grant of price protection terms and discounts by the Company, changes in the mix of products sold by the Company and the resulting change in total gross margin, changes in the mix of channels through which the Company's products are offered, product enhancements and new product announcements by the Company and its competitors, market acceptance of new products of the Company or its competitors, raw material costs, write-offs of obsolete inventory, the size and timing of distributor and end user orders and purchasing cycles, customer order deferrals in anticipation of enhancements to the Company's or competitors' products, customer order deferrals in anticipation of new Macintosh operating system ("MacOS") product offerings by Apple Computer ("Apple"), manufacturing delays, disruptions in sources of supply, product life cycles, product quality problems, personnel changes, changes in the Company's strategy, changes in the level of operating expenses, the timing of research and development expenditures, the level of the Company's international revenues, fluctuations in foreign currency exchange rates, general economic conditions, both in the United States and abroad, and economic conditions specific to the industries in which the Company competes, among others. The Company's limited Internet/Intranet operating history makes the prediction of future Internet/Intranet operating results difficult, if not impossible. Sales orders are typically shipped shortly after receipt and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. Accordingly, the Company's net revenues in any quarter are substantially dependent on orders booked and shipped during that quarter. Historically, the Company has often recognized a significant portion of its revenues in the last weeks, or even days, of a quarter. As a result, the magnitude of quarterly fluctuations may not become evident until late in, or after the close of, a particular quarter. In addition, the Company recognizes revenue on products sold through distributors upon shipment to the distributor. Although the Company maintains reserves for projected returns and price decreases, there can be no assurance that such reserves will be adequate. The Company's business also has experienced seasonality in the past, largely due to customer buying patterns such as budgeting cycles of educational institutions that purchase the Company's products. There can be no assurance that the Company's operating results will not be affected by seasonality in the future or that such seasonality will occur in a manner consistent with prior periods.

  The Company's expense levels are based in large part on expectations as to future revenues and as a result are relatively fixed in the short term. If revenues are below expectations in any given quarter, net income is likely to be disproportionately affected. Due to all of the foregoing factors, revenues and net income for any future period are not predictable with any significant degree of certainty. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company's business strategies will be successful or that the Company will be able to sustain profitability on a quarterly or annual basis in the future. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "--Dependence on Distributors," "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON INTERNET/INTRANET PRODUCTS

  The Company's business is substantially dependent upon continued growth in the sale of its Internet/Intranet products. Rapid growth in the use of the Internet and Intranets is a recent phenomenon. There can be no assurance that communication or commerce over the Internet will become widespread. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth, or will not otherwise lose its utility due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased government regulation. Although the Company has experienced significant percentage growth in Internet/Intranet revenues over the last three fiscal quarters, the Company does not believe prior percentage growth rates are sustainable or indicative of future operating results for these products and services. The Company's limited Internet/Intranet operating history makes the prediction of future Internet/Intranet operating results difficult, if not impossible. There can be no assurance that the Company will continue to increase sales of its Internet/Intranet products, that the Company's existing distribution channels are appropriate for the sale of its Internet/Intranet products or that sales of such products will reach levels significant enough to offset expected declines in sales, average selling prices and gross margins of the Company's local area network ("LAN") products. Accordingly, the failure of the Company's Internet/Intranet products to gain market acceptance or to achieve significant sales would materially and adversely affect the Company's business, operating results and financial condition. See "--Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--The Farallon Strategy."

DEPENDENCE ON LAN PRODUCTS; DECLINING LAN BUSINESS

  To date, the Company has derived a substantial majority of its revenues from LAN products, which represented 100%, 91%, 89% and 78% of total revenues for fiscal years 1993, 1994 and 1995 and the six months ended March 31, 1996, respectively. These products have experienced variable average selling prices and sales volumes, and declining gross margins for the past five fiscal quarters. The Company anticipates that the average selling prices and gross margins of its existing LAN products will continue to decline. Accordingly, to the extent the product mix for any particular period includes a substantial proportion of LAN products, the Company's total gross margin will be adversely affected. To date, the Company has been able to partially reduce the decline in total gross margin by increasing unit sales of existing LAN products, by reducing the manufacturing cost of products and by introducing new products with higher margins. There can be no assurance that the Company will achieve any such reductions in the future. Although the Company's Internet/Intranet products currently carry a higher average gross margin than its LAN products, the Company anticipates that competitive pressures in its Internet/Intranet business may result in declining average selling prices and gross margins in this business as well. Historically, a substantial majority of the Company's LAN product revenues have been derived from sales of products designed for Apple MacOS and compatible computers. Net revenues from the Company's LAN products fluctuated on a quarterly basis during fiscal 1995 and the six months ended March 31, 1996, and the Company expects that net revenues from LAN products may decline in the future as a result of declining average selling prices of the Company's LAN products, Apple's incorporation of built-in Ethernet connectivity into certain of its computers, declining sales of MacOS computers and competition in the LAN products market. In addition, as a result of technical characteristics in the MacOS environment, Fast Ethernet products, in general, have not delivered expected performance levels. If these technical characteristics are not addressed in the future, then Fast Ethernet product sales in the MacOS market segment will be below the Company's expectations, and operating results may be materially and adversely affected. The Company is dependent upon sales and profitability of its LAN products for the foreseeable future, and to the extent that any decline in revenues and gross margins from LAN products is not offset by increases in revenues from other sources, such as sales of the Company's Internet/Intranet products, then the Company's business, operating results and financial condition will be materially and adversely affected. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON APPLE; COMPETITION WITH APPLE PRODUCTS

  To date, the Company has derived approximately 85% to 90% of its LAN products revenues from products designed for networking the Apple MacOS family of personal computers. Accordingly, the Company is substantially dependent on the market for MacOS computers and the development and sale of new Apple computers, particularly sales of such computers into business environments. There can be no assurance that competitive personal computers will not displace the MacOS products or reduce sales of MacOS products. In addition, sales of the Company's products in the past have been adversely affected by the announcement by Apple of new products with the potential to replace existing products. The inability of Apple to successfully develop, manufacture, market or sell new products, and any decrease in the sales or market acceptance of the MacOS family of computers, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company relies on an informal working relationship with Apple in connection with the Company's LAN product development efforts. Although the Company and Apple have maintained a cooperative working relationship since the Company's founding, Apple is under no obligation to continue to share product information or otherwise cooperate with the Company. In addition, there can be no assurance that Apple will continue to work cooperatively with the Company in connection with the Company's product development efforts. The absence of such cooperation in the future, as a result of the restructuring in process at Apple or any other factors, could have a material adverse effect on the Company's business, operating results and financial condition. Apple currently offers products that compete directly with certain of the Company's products. The Company anticipates that Apple will continue to incorporate additional connectivity technologies into more of its products in the future, which will adversely affect sales of the Company's LAN products. Since Apple has substantially greater financial, technical, sales, marketing and other resources than the Company, as well as greater name recognition and a larger customer base, Apple may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sales of its products. The Company believes that it is likely that Apple will in the future sell separately or bundle with its computers certain Internet access products, such as Integrated Services Digital Network ("ISDN") terminal adapters similar to the Company's Netopia ISDN Modem. Any such additional bundling or enhancement by Apple could have a material adverse effect on the Company's business, operating results and financial condition. See "--Competition" and "Business--Products."

COMPETITION

  The markets for the Company's products and services are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. A number of companies offer products that compete with one or more of the Company's products. The Company's current and prospective competitors include original equipment manufacturer ("OEM") product manufacturers of Internet access and remote LAN access equipment, manufacturers of remote control and screen sharing software and manufacturers of LAN client access and network systems products. In the Internet access and remote LAN access equipment market, the Company competes primarily with Ascend, Cisco, Motorola, 3Com, U.S. Robotics, Gandalf and several other companies. In the remote control and screen sharing software market, the Company competes primarily with Symantec, Microcom, Traveling Software, Stac Electronics and several other companies. In the LAN client access and network systems product market, the Company competes primarily with Apple, Asante, Dayna, Global Village and several other companies. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. Accordingly, such competitors or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. In particular, established companies in the personal computer industry may seek to expand their product offerings by designing and selling products using competitive technology that could render the Company's products obsolete or have a material adverse effect on the Company's sales. For example, Microsoft recently announced the availability of free, via download on the Internet, communications and collaboration software compatible with the Microsoft Internet Explorer. This software product, which enables real-time communication within a workgroup, could undermine the Company's ability to market its Timbuktu Pro collaboration software. In addition, Netscape also recently announced its plan to offer software that enables dispersed workgroups to collaborate in the work environment. Accordingly, there can be no assurance that the Company can continue to market its collaboration software, which would have a material and adverse effect on the Company's business, operating results and financial condition. In addition, several of the Company's current competitors recently have introduced free guaranteed service and support programs that appear to be similar to the Company's Up & Running, Guaranteed! program. As a result, there can be no assurance that the Company can continue to charge a fee for this support program, which could have a material and adverse effect upon the Company's business, operating results and financial condition. The markets in which the Company competes currently are subject to intense price competition and the Company expects additional price and product competition as other established and emerging companies enter these markets and new products and technologies are introduced. Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive factors faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition. See "--Dependence on Apple; Competition with Apple Products" and "Business-- Competition."

NEW PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON ISDN TECHNOLOGY

  The personal computer industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, short product life cycles and rapidly changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future success will depend on its ability to enhance its existing products and to introduce new products to meet changing customer requirements and emerging technologies. For example, the Company's Netopia products currently operate only over ISDN telecommunication service. As other communications technologies such as Frame Relay, Asynchronous Transfer Mode ("ATM"), Asymmetric Digital Subscriber Line ("ADSL") and communication over cable or wireless networks, are developed or gain market acceptance, the Company will be required to enhance its Internet connectivity products to support such technologies, which will be costly and time consuming. If the Company is unable to modify its products to support new Internet access technologies, or if ISDN does not achieve widespread customer acceptance as a result of the adoption of alternative technologies or as result of deemphasis of ISDN by telecommunications service providers, the Company's business, operating results and financial condition would be materially and adversely affected. In addition, the Company has historically derived a substantial majority of its revenues from the sale of Ethernet connectivity products. In the event that current Ethernet network technology is modified or replaced and the Company is unable to modify its products to support new Ethernet technologies or alternative technologies, the Company's business, operating results and financial condition could be materially and adversely affected. The Company has in the past and may in the future experience delays in new product development. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on the Company's business, operating results and financial condition. In addition, the future introduction or even announcement of products by the Company or one or more of its competitors embodying new technologies or changes in industry standards or customer requirements could render the Company's then existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by the Company or one of or more of its competitors will not cause customers to defer purchase of existing Company products. Such deferment of purchases could have a material adverse effect on the Company's business, operating results or financial condition.

  Complex products such as those offered by the Company may contain undetected or unresolved defects when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company, defects will not be found in new products or new versions of products following commercial release, resulting in loss of market share, delay in or loss of market acceptance or product recall. Any such occurrence could have a material adverse effect upon the Company's business, operating results or financial condition. See "Business--Products" and "--Technology."

MANAGEMENT OF CHANGING BUSINESS

  The Company has recently shifted its business strategy from providing only LAN products to reducing its reliance on LAN products and focusing development and management efforts on its Internet/Intranet business. This transition represents a significant challenge for the Company and its administrative, operational and financial resources and places increased demands on its systems and controls. The Company's ability to manage the continuing development of its Internet/Intranet business will require the Company to continue to change, expand and improve its operational, management and financial systems and controls and to expand its manufacturing capacity. This transition has resulted in a continuing increase in the level of responsibility for both existing and new management personnel. The Company anticipates that any growth in its Internet/Intranet business will require it to recruit and hire a substantial number of new engineering, sales and marketing, customer service and managerial personnel. There can be no assurance that the Company will be successful in hiring or retaining these personnel, if needed. If the Company is unable to manage the transition effectively, the Company's business, operating results and financial condition will be materially and adversely affected. See "--New Product Development and Rapid Technological Change; Dependence on ISDN Technology," "--Dependence on Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON DISTRIBUTORS

  The Company relies primarily on distributors for the sale of its Internet/Intranet and LAN products. Revenues from distributors accounted for 81%, 76%, 73% and 66% of the Company's total revenues in fiscal 1993, 1994 and 1995 and the six months ended March 31, 1996, respectively. A substantial amount of the Company's revenues result from a limited number of these distributors. The Company's three largest distributors accounted for 46%, 45%, 43% and 37% of the Company's total revenues in fiscal 1993, 1994 and 1995 and the six months ended March 31, 1996, respectively. During fiscal 1993, 1994 and 1995 and the six months ended March 31, 1996, revenue from Ingram Micro ("Ingram") accounted for 24%, 24%, 22% and 20% of the Company's total revenues, and revenue from MicroWarehouse accounted for 12%, 12%, 13% and 11% of the Company's total revenues, respectively. Merisel accounted for 10% of the Company's total revenues for fiscal 1993. No other customers have accounted for 10% or more of the Company's total revenues during fiscal 1993, 1994 and 1995 and the six months ended March 31, 1996. The distribution of LAN products such as those offered by the Company has been characterized by rapid change, including industry consolidations, financial difficulties of distributors and the emergence of alternative distribution channels. For example, Merisel has publicly announced greater than expected net losses, audit difficulties and other financial problems. Accordingly, the Company has reduced Merisel's credit limit and recorded a partial reserve against Merisel's accounts receivable balance at March 31, 1996. There can be no assurance that Merisel will be able to pay in full the amount currently owed to the Company or that any of the Company's other current or future distributors will not experience financial difficulties, which could result in a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that Ingram, MicroWarehouse or Merisel will continue to serve as distributors for the Company since the Company does not currently have a written agreement regarding price or quantity commitments with these or other distributors and operates with these and other distributors on a purchase order basis. The Company's distributors generally offer products of several different companies, including products that are competitive with the Company's products. There can be no assurance that future sales by the Company's distributors will continue at current levels, that the Company will be able to retain its current distributors in the future on terms which are acceptable to the Company, that the Company's current distributors will choose to or be able to market the Company's products effectively, that economic conditions or industry demand will not adversely affect these or other distributors, or that these distributors will not devote greater resources to marketing products of other companies. Accordingly, the loss of, or a significant reduction in revenue from, one of the Company's distributors, including Merisel, could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company grants to its distributors limited rights to return unsold inventories of the Company's products in exchange for new purchases and provides price protection to its distributors. Although the Company provides allowances for projected returns and price decreases, any product returns or price decreases in the future that exceed the Company's allowances will materially and adversely affect the Company's business, operating results and financial condition. The Company also provides end users with a lifetime warranty on certain products and permits end users to return any product for its full purchase price if the product does not perform as warranted. To date, the Company has not encountered material warranty claims. Nevertheless, if future warranty claims exceed the Company's reserves, the Company's business, operating results and financial condition could be materially and adversely affected. In addition, the Company attempts to further limit its liability to end users through disclaimers of special, consequential and indirect damages and similar provisions in its end user warranty. However, no assurance can be given that such limitations of liability will be legally enforceable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing," and Note 9 of Notes to Consolidated Financial Statements.

INTERNATIONAL OPERATIONS

  International revenues accounted for 25%, 25%, 29% and 34% of the Company's total revenues in fiscal 1993, 1994 and 1995 and the six months ended March 31, 1996, respectively. The Company expects that international revenues will continue to represent a significant portion of its total revenues. Any significant decline in international demand for the Company's products would have a material adverse effect on the Company's business, operating results and financial condition. The Company believes that in order to increase sales opportunities and profitability it will be required to expand its international operations. The Company has committed and continues to commit significant management attention and financial resources to developing international sales and support channels. There can be no assurance that the Company will be able to maintain or increase international market demand for its products. In addition, the Company is dependent upon the international demand for Apple products. To the extent that the Company is unable to maintain or increase international demand for its products, or that international demand for Apple products does not meet the Company's expectations, the Company's international sales will be limited, and the Company's business, operating results and financial condition would be materially and adversely affected.

  The Company's international business is subject to inherent risks, including the impact of possible recessionary environments in economies outside the United States, costs of localizing products for foreign countries, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that the Company will be able to sustain or increase international revenues, or that the foregoing factors will not have a material adverse effect on the Company's future international revenues and its business, operating results and financial condition. The Company's international revenues are currently denominated in United States dollars, and revenues generated by the Company's distributors currently are paid to the Company in United States dollars. If, in the future, international revenues are denominated in local currencies, foreign currency translations may contribute to significant fluctuations in, and could have a material adverse effect on, the Company's business, operating results and financial condition. In addition, the Company has a substantial portion of its products and components manufactured by foreign suppliers. The Company's operating results are subject to the risks inherent in international purchases, including, but not limited to, various regulatory requirements, political and economic changes and disruptions, transportation delays, export/import controls, tariff regulations, higher freight rates and potentially adverse tax consequences. Duty, tariff and freight costs can materially increase the cost of crucial components for the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Customers" and "--Sales and Marketing."

DEPENDENCE ON STRATEGIC ALLIANCES; DEPENDENCE ON CONTRACT MANUFACTURERS AND LIMITED SOURCE SUPPLIERS

  The Company relies on a number of strategic relationships to help achieve market acceptance of the Company's products and to leverage the Company's development, sales and marketing resources. Although the

Company views these relationships as important factors in the development and marketing of the Company's products and services, a majority of the Company's agreements with its strategic partners or customers do not require future minimum commitments to purchase the Company's products, are not exclusive and generally may be terminated at the convenience of either party. There can be no assurance that the Company's strategic partners regard their relationship with the Company as strategic to their own respective businesses and operations, that they will not reassess their commitment to the Company or its products at any time in the future, or that they will not develop and/or market their own competitive technology.

  The Company does not manufacture any of the components used in its products and performs only limited assembly on some products. The Company relies on independent contractors to manufacture to specification the Company's components, subassemblies, systems and products. The Company also relies upon limited source suppliers for a number of components used in the Company's products, including certain key microprocessors and integrated circuits. There can be no assurance that these independent contractors and suppliers will be able to timely meet the Company's future requirements for manufactured products, components and subassemblies. The Company generally purchases limited source components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components to the Company is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. The Company believes that there are alternative suppliers or alternative components for all of the components contained in its products. However, any extended interruption in the supply of any of the key components currently obtained from a limited source would disrupt its operations and have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company anticipates that it will be necessary to establish additional strategic relationships in the future, in particular with additional national Internet service providers ("ISPs"), and there can be no assurance that the Company will be able to establish such alliances or that such alliances will result in increased revenues.
See "--International Operations," "Business--Strategic Alliances" and "--Manufacturing and Suppliers."

DEPENDENCE ON PROPRIETARY RIGHTS AND TECHNOLOGY

  The Company's ability to compete is dependent in part on its proprietary rights and technology. The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality or license agreements with its employees, resellers, distributors, customers and potential customers and limits access to the distribution of its software, hardware designs, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology. The Company currently has nine issued United States patents, one pending United States patent application, and one pending application for patent in each of Canada and Australia and within the European Patent Office. There can be no assurance that the Company's patents will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications, whether or not being currently challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the patents owned by the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy is expected to be a persistent problem. In selling its software products, the Company relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, it is possible that such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology.

  The Company relies upon certain software, firmware and hardware designs that it licenses from third parties, including firmware that is integrated with the Company's internally developed firmware and used in the Company's products to perform key functions. There can be no assurance that these third-party licenses will continue to be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, such licenses could result in shipment delays or reductions until equivalent firmware could be developed, identified, licensed and integrated which would materially and adversely affect the Company's business, operating results and financial condition. See "Business--Proprietary Rights and Technology."

LITIGATION

  From time to time, the Company has received claims of infringement of other parties' proprietary rights. Although the Company believes that all such claims received to date are immaterial, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products. The Company expects that it will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segments grow and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially and adversely affected.

  In the past, Farallon has found it necessary to file suit to protect its proprietary rights. Such litigation has resulted in, and any litigation in the future can be expected to result in, substantial costs to Farallon and a diversion of efforts of Farallon's personnel. In 1993, the Company filed suit asserting that a competitor infringed its patented technology, and filed an International Trade Commission action asserting that products imported into the United States infringed Farallon's patented technology. Although both actions were resolved favorably for the Company, there can be no assurance that future litigation actions, if brought, will result in favorable outcomes.

  From time to time, the Company may be involved in litigation or administrative claims arising out of its operations in the normal course of business. For example, the Company recently terminated negotiations with a manufacturer of router products regarding a potential acquisition. Shortly thereafter, the Company received correspondence from such manufacturer's counsel asserting that the Company's termination of negotiations was improper and demanding that Farallon either consummate an acquisition for cash and stock or license from such manufacturer certain technology. The Company believes that any potential claim by such manufacturer, if brought, would be entirely without merit and the Company is prepared to vigorously defend any such claim. See "Business--Proprietary Rights and Technology" and "--Legal Matters."

LENGTHY SALES CYCLE

  The Company's Timbuktu Pro products are often licensed to customers on a volume license basis for use on private wide area network ("WAN") Intranets involving thousands of nodes. These licenses often involve significant license and maintenance fees. As a result, the license of the Company's Timbuktu Pro products often involves a significant commitment of management attention and resources by prospective customers. Accordingly, the Company's sales process for these products is often subject to delays associated with long approval processes that typically accompany significant capital expenditures. For these and other reasons, the sales cycle associated with the license of the Timbuktu Pro products is often lengthy and subject to a number of significant delays over which the Company has little or no control. There can be no assurance that the Company will not experience these and additional delays in the future on Timbuktu Pro or other products. See""--Fluctuations in Quarterly Results; Future Results of Operations Uncertain."

TARIFF AND REGULATORY MATTERS

  The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, rates for telecommunications services are governed by tariffs of licensed carriers that are subject to regulatory approval. Future changes in these tariffs could have a material adverse effect on the Company's business, operating results and financial condition. For example, if tariffs for public switched digital services increase in the future relative to tariffs for private leased services, then the cost-effectiveness of the Company's products would be reduced, and its business, operating results and financial condition would be materially and adversely affected. In addition, the Company's products must meet standards and receive certification for connection to the public telecommunications network prior to their sale. In the United States, the Company's products must comply with Part 15(a) (industrial equipment),
Part 15(b) (residential equipment) and Part 68 (analog lines) of the Federal Communications Commission regulations. The Company's products also must be certified by domestic telecommunications carriers. In foreign countries, the Company's products are subject to a wide variety of governmental review and certification requirements. While certain foreign countries and the European Economic Community regulate the importation and certification of the Company's products, most foreign customers typically require that the Company's products receive certification from their country's primary telecommunication carriers. Any future inability to obtain on a timely basis or retain domestic certification or foreign regulatory approvals could have a material adverse effect on the Company's business, operating results and financial condition. See "--International Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's business and prospects depend to a significant degree upon the continuing contributions of its key management, sales, marketing, product development and administrative personnel. The Company does not have employment contracts with its key personnel and does not maintain any key person life insurance policies. The loss of key management or technical personnel could materially and adversely affect the Company's business, operating results and financial condition. The Company believes that its prospects depend in large part upon its ability to attract and retain highly-skilled engineering, managerial, sales and marketing, and administrative personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Sales and Marketing," "--Employees" and "Management."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations, announcements of technological innovations, introduction of new products by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the networking and other technology industries, changes in or failure by the Company to meet securities analysts' expectations, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

  Upon completion of this offering, the present directors, executive officers and principal stockholders, and their affiliates and related persons, will beneficially own approximately 56% of the outstanding shares of the Company's Common Stock. As a result, these stockholders will continue to be able to elect all of the Company's directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over the affairs of the Company. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Cowen & Company. However, Cowen & Company, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of March 31, 1996, the following shares of Common Stock will be eligible for future sale. On the date of this Prospectus, 67,685 shares in addition to the 2,000,000 shares offered hereby will be eligible for sale. A total of 51,250 additional shares will be eligible for sale 90 days after the date of this Prospectus, 8,208,150 additional shares will be eligible for sale 180 days after the date of this Prospectus and 480,000 additional shares will be eligible for sale 360 days after the date of this Prospectus. In addition, the Company intends to register on the effective date of this offering a total of 2,262,030 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's 1996 Stock Option Plan and 300,000 shares of Common Stock reserved for issuance under its Employee Stock Purchase Plan. Further, upon expiration of the lock-up agreements referred to above, holders of approximately 7,302,022 shares of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares, without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Certificate of Incorporation and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock--Preferred Stock" and "--Antitakeover Effects of Provisions of the Certificate of Incorporation and Delaware Law."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Investors participating in this offering will incur immediate and substantial dilution. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. If the net proceeds of this offering, together with available funds and cash generated from operations, are insufficient to satisfy the Company's cash needs, the Company may be required to sell additional equity or convertible debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. See "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share are estimated to be $18,730,000 ($22,636,000 if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The primary purposes of this offering are to create a public market for the Common Stock, to facilitate future access to public markets and to obtain additional working capital. The Company plans to use the net proceeds to the Company from this offering primarily for working capital and general corporate purposes. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no current plans, agreements or commitments, and is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the Company plans to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  Since the termination of its S Corporation status for federal and state income tax purposes in December 1990, the Company has not declared or paid any cash dividends on its capital stock, and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The Company's bank line of credit currently restricts the payment of cash dividends on its capital stock without the prior written consent of the lender.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company at March 31, 1996 and (ii) the capitalization of the Company as adjusted to reflect the conversion into Common Stock of all outstanding shares of Preferred Stock, and the sale by the Company of 1,500,000 shares of Common Stock offered hereby (assuming an initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and offering expenses):

                                                             MARCH 31, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term liabilities, net of current portion............. $   131    $   131
Redeemable Common Stock...................................     133        --
Stockholders' equity:
  Preferred Stock, $0.001 par value, 7,500,000 shares au-
   thorized, 5,591,207 shares issued and outstanding on an
   actual basis; 5,000,000 shares authorized, none out-
   standing as adjusted ..................................       6        --
  Common Stock, $0.001 par value, 15,000,000 shares
   authorized, 3,705,164 shares outstanding on an actual
   basis; 25,000,000 shares authorized, 10,807,085 shares
   outstanding as adjusted (1)............................       4         11
  Additional paid-in capital (2)..........................  24,215     43,077
  Deferred compensation...................................     (84)       (84)
  Retained earnings.......................................   3,154      3,154
                                                           -------    -------
  Total stockholders' equity..............................  27,295     46,158
                                                           -------    -------
    Total capitalization.................................. $27,559    $46,289
                                                           =======    =======

- --------------
(1) Common Stock issued and outstanding does not include 1,372,050 shares issuable at a weighted average exercise price of $1.46 per share upon exercise of stock options outstanding as of March 31, 1996 under the Company's 1987 Restated Stock Option Plan (the "1987 Plan"). In April 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") to succeed the 1987 Plan. The Company has reserved 2,166,995 shares for issuance under the 1996 Plan. This share reserve is comprised of (i) the 294,945 shares which were available for issuance under the 1987 Plan as of March 31, 1996, and 1,372,050 shares subject to outstanding options thereunder, plus (ii) an additional increase of 500,000 shares. In addition, in April 1996, the Company adopted the Employee Stock Purchase Plan and reserved 300,000 shares of Common Stock for issuance thereunder. See "Management--1996 Stock Option Plan" and "--Employee Stock Purchase Plan" and Notes 6 and 10 of Notes to Consolidated Financial Statements.

(2) Additional paid-in capital as adjusted includes the reclassification of the redeemable Common Stock balance to account for the expiration of the related demand purchase right at an assumed initial public offering price of $14.00 per share.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1996 was approximately $27.4 million, or $2.95 per share of Common Stock. Without taking into account any changes in pro forma net tangible book value after March 31, 1996, other than to give effect to the sale by the Company of 1,500,000 shares offered hereby (at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and offering expenses), the Company's pro forma net tangible book value as of March 31, 1996 would have been approximately $46.2 million, or $4.27 per share. This represents an immediate dilution in pro forma net tangible book value of $9.73 per share to investors purchasing shares in this offering and an immediate increase in pro forma net tangible book value of $1.32 per share to existing stockholders. The following table illustrates the per share dilution:

Assumed initial public offering price per share...................       $14.00
  Pro forma net tangible book value before offering (1)........... $2.95
  Increase in pro forma net tangible book value attributable to new investors..................................................  1.32
                                                                   -----
Pro forma net tangible book value after the offering..............         4.27
                                                                         ------
Dilution to new investors (2).....................................       $ 9.73
                                                                         ======

  The following table sets forth on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares sold by the Company in this offering (assuming the sale of 1,500,000 shares by the Company at an assumed initial public offering price of $14.00 per share):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ -------------------
                                                                   AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing stockholders (3).   9,307,085   86.1% $19,352,900   48.0%    $ 2.08
New investors (3)(4)......   1,500,000   13.9   21,000,000   52.0      14.00
                            ----------  -----  -----------  -----
  Total...................  10,807,085  100.0% $40,352,900  100.0%
                            ==========  =====  ===========  =====

  The foregoing computations are based on the number of shares outstanding as of March 31, 1996 and exclude 1,372,050 shares of Common Stock issuable upon exercise of outstanding options as of March 31, 1996 with a weighted average exercise price of $1.46 per share under the Company's 1987 Restated Stock Option Plan. To the extent options are exercised, there will be further dilution to new investors. See "Management--1996 Stock Option Plan" and Note 6 of Notes to Consolidated Financial Statements. The foregoing table also assumes no exercise of the Underwriters' over-allotment option.

- --------------

(1) Pro Forma net tangible book value is determined by dividing the number of shares of Common Stock outstanding at March 31, 1996, on a pro forma basis, into the tangible net worth of the Company, assuming expiration of the demand purchase right on the 10,714 shares of redeemable Common Stock.

(2) Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Common Stock.
(3) Sales by Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 8,807,085, or approximately 81.5% (approximately 79.3% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares to be purchased by new investors to 2,000,000, or approximately 18.5% (2,300,000 shares or approximately 20.7% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering.
(4) Before deducting the estimated underwriting discount and offering expenses.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected consolidated financial information should be read in conjunction with the Company's consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1991 and 1992 and the consolidated balance sheet data at September 30, 1991, 1992 and 1993 are derived from audited consolidated financial statements of the Company that are not included in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1993, 1994 and 1995 and the consolidated balance sheet data at September 30, 1994 and 1995 are derived from the audited consolidated financial statements of the Company that are included elsewhere in this Prospectus. The consolidated statement of operations data for the six months ended March 31, 1995 and 1996 and the consolidated balance sheet data at March 31, 1996 are derived from unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the Company's operating results and financial position for the periods to which such statements relate. The operating results for the periods presented are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year.

                                                                       SIX MONTHS ENDED
                                   YEARS ENDED SEPTEMBER 30,               MARCH 31,
                            ------------------------------------------ -----------------
                             1991     1992     1993     1994    1995    1995     1996
                            -------  -------  -------  ------- ------- ------- ---------
CONSOLIDATED STATEMENT OF             (IN THOUSANDS, EXCEPT PER SHARE DATA)
 OPERATIONS DATA:
 Revenues:
  Internet/Intranet prod-
   ucts...................  $    --  $    --  $    --  $ 5,310 $ 6,569 $ 3,188  $ 6,442
  LAN products............   43,904   48,038   48,425   51,691  50,620  26,359   23,003
                            -------  -------  -------  ------- ------- -------  -------
    Total revenues........   43,904   48,038   48,425   57,001  57,189  29,547   29,445
 Cost of revenues:
  Internet/Intranet prod-
   ucts...................       --       --       --      447     674     315    1,238
  LAN products               19,057   22,954   24,302   30,368  28,842  14,722   13,942
                            -------  -------  -------  ------- ------- -------  -------
    Total cost of reve-
     nues.................   19,057   22,954   24,302   30,815  29,516  15,037   15,180
                            -------  -------  -------  ------- ------- -------  -------
 Gross profit.............   24,847   25,084   24,123   26,186  27,673  14,510   14,265
 Operating expenses:
  Research and develop-
   ment...................    8,091    7,973    7,434    6,671   8,429   4,022    4,315
  Selling and marketing...   12,566   13,614   14,087   13,983  13,691   6,765    7,582
  General and administra-
   tive...................    4,916    3,572    3,216    3,228   2,888   1,488    1,841
  Restructuring costs (1).    1,071      500    1,048       --      --      --       --
                            -------  -------  -------  ------- ------- -------  -------
    Total operating ex-
     penses...............   26,644   25,659   25,785   23,882  25,008  12,275   13,738
                            -------  -------  -------  ------- ------- -------  -------
 Operating income (loss)..   (1,797)    (575)  (1,662)   2,304   2,665   2,235      527
 Other income (expense),
  net.....................     (286)      76      249      291     815     324      433
                            -------  -------  -------  ------- ------- -------  -------
 Income (loss) before in-
  come taxes..............   (2,083)    (499)  (1,413)   2,595   3,480   2,559      960
 Income tax expense (bene-
  fit) (2)(3).............       25        1        1      408     974     716   (1,915)
                            -------  -------  -------  ------- ------- -------  -------
 Net income (loss) (4)....  $(1,893) $  (500) $(1,414) $ 2,187 $ 2,506 $ 1,843  $ 2,875
                            =======  =======  =======  ======= ======= =======  =======
    Net income per share..                                     $  0.25 $  0.19  $  0.27
                                                               ======= =======  =======
Shares used in per share
 computations (5) ........                                       9,891   9,841   10,477
                                                               ======= =======  =======
                                         SEPTEMBER 30,
                            ------------------------------------------         MARCH 31,
                             1991     1992     1993     1994    1995             1996
                            -------  -------  -------  ------- -------         ---------
CONSOLIDATED BALANCE SHEET
DATA:                                       (IN THOUSANDS)
Working capital...........  $ 1,085  $17,505  $16,866  $19,569 $21,755          $23,976
Total assets..............   15,037   26,913   29,075   29,289  33,872           36,234
Long-term liabilities, net
 of current portion.......      561      108    1,262      689     218              131
Total stockholders' equi-
 ty.......................    4,191   20,395   19,176   21,644  24,279           27,295

- ------------------
(1) In September 1991, the Company adopted a plan to close a facility and reduce the number of employees through a restructuring. In fiscal 1992, the Company adopted a plan to close a European facility. As a result, as of September 30, 1991 and 1992, the Company accrued severance pay and office closure costs, including future lease payments for abandoned and excess office space. In fiscal 1993, the Company further reduced its number of employees and identified certain impaired assets as part of a restructuring.
(2) The Company terminated its S Corporation status for federal and state income tax purposes in December 1990.
(3) As of March 31, 1996, the Company reversed a full valuation allowance that it had previously provided against its deferred tax assets, resulting in a non-recurring income tax benefit of approximately $2.3 million.
(4) Net loss for fiscal 1991 includes a benefit of $215,000 for the cumulative effect of a change in accounting principle.
(5) See Note 1 of Notes to Consolidated Financial Statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  Farallon develops, markets and supports complete, easy-to-use, plug-and-play Internet connectivity and networking solutions and real-time collaboration software to increase the productivity and efficiency of Internet, Intranet and LAN users. The Company was founded in 1985 and initially focused on the development of networking products for AppleTalk LANs, including the PhoneNET network system. To date, the Company has derived a substantial majority of its revenues from its LAN products, including its EtherWave and Ethernet products. In 1993, the Company revised its business strategy to concentrate on the Internet and Intranet markets through the utilization of its TCP/IP and routing expertise. In the first quarter of fiscal 1994, the Company released its first Timbuktu Pro Internet/Intranet collaboration software product (TCP/IP enabled), and in the first quarter of fiscal 1996, the Company introduced its Netopia family of Internet connectivity products and services. Although the Company has experienced significant percentage growth in Internet/Intranet product revenues over the last three quarters, the Company does not believe prior growth rates are sustainable or indicative of future Internet/Intranet operating results. There can be no assurance that the Company will remain profitable on a quarterly or annual basis. The Company's limited Internet/Intranet operating history makes the prediction of future Internet/Intranet operating results difficult, if not impossible.

  The Company's total revenues are derived from the sale of Internet/Intranet and LAN connectivity products. Internet/Intranet product revenues include license revenues for its Timbuktu Pro software, sales of the Netopia family of products and fees for related services. LAN products revenue is derived primarily from the sale of EtherWave, Fast Ethernet, Ethernet and LocalTalk compatible products which include the PhoneNET system network connectivity products as well as remote access and LAN software. Revenue relating to the sale and licensing of hardware and software products is recognized upon shipment of the products by the Company and service revenues are recognized ratably over the term of the contract. Certain of the Company's sales are made to customers under agreements permitting limited rights of return for stock balancing. Revenue is recorded net of an estimated allowance for returns. Any product returns or price decreases in the future that exceed the Company's allowances will adversely affect the Company's business, operating results and financial condition.

  As the Company continues to focus on the development of its Internet/Intranet business, and as a result of variable average selling prices of the Company's LAN products, declining sales of MacOS computers and competitive factors, the Company expects that LAN products revenue may decline and may account for a decreasing percentage of total revenues in future periods to the extent that Internet/Intranet product revenues increase. As a result, the Company's future operating results are dependent upon continued market acceptance of its Internet/Intranet products and enhancements thereto. However, the Company is dependent upon sales of its LAN products for the foreseeable future, and to the extent that any decline in revenues from LAN products is not offset by increases in revenue from other sources, such as sales of the Company's Internet/Intranet products, then the Company's business, operating results and financial condition will be materially and adversely affected. See "Risk Factors--Dependence on Internet/Intranet Products" and "--Dependence on LAN Products; Declining LAN Business."

  The Company's gross margin has varied significantly in the past and will likely vary significantly in the future depending primarily on the mix of products sold by the Company. The Company's Timbuktu Pro collaboration software products have a higher average gross margin than the balance of the Company's products. Accordingly, to the extent the product mix for any particular quarter includes a substantial proportion of lower margin products, there will be a material adverse effect on the Company's business, operating results and financial condition.

  Farallon sells its Internet/Intranet and LAN products and related maintenance, support and other services primarily through distributors, while certain products are also sold directly through select ISPs or directly by the

Company to corporate accounts and higher education institutions. Revenues from distributors accounted for 81%, 76%, 73% and 66% of the Company's total revenues for fiscal 1993, 1994 and 1995 and for the six months ended March 31, 1996, respectively. The Company's three largest distributors accounted for 46%, 45%, 43% and 37% of the Company's total revenues for fiscal 1993, 1994 and 1995 and for the six months ended March 31, 1996, respectively. The Company intends to continue to use its existing value-added resellers ("VARs") to sell the Company's Internet/Intranet products, and to recruit additional VARs and pursue other marketing channels in the future. There can be no assurance that the Company's current distributors will choose to or be able to market the Company's products effectively, that economic conditions or industry demand will not adversely affect these or other distributors, or that these distributors will not devote greater resources to marketing products of other companies. The loss of, or a significant reduction in revenue from, one of the Company's distributors could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Distributors."

  International revenues accounted for 25%, 25%, 29% and 34% of the Company's total revenues for fiscal 1993, 1994 and 1995 and for the six months ended March 31, 1996, respectively, and are derived primarily from Europe and Japan. The Company's international revenues are currently denominated in United States dollars, and revenues generated by the Company's distributors currently are paid to the Company in United States dollars. The results of the Company's international operations may fluctuate from period to period based on global economic factors including, but not limited to, movements in currency exchange rates. Historically, movements in exchange rates have not materially affected the Company's total revenues. However, there can be no assurance that movements in currency exchange rates will not have a material adverse effect on the Company's revenues in the future. See "--Quarterly Results of Operations," "Risk Factors--Fluctuations in Quarterly Results; Future Results of Operations Uncertain" and "--Dependence on Internet/Intranet Products."

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statement of operations data of the Company expressed as a percentage of total revenues for the periods indicated:

                                                            SIX MONTHS ENDED
                             YEARS ENDED SEPTEMBER 30,          MARCH 31,
                             -----------------------------  ------------------
                               1993       1994      1995      1995      1996
                             --------   --------  --------  --------  --------
Revenues:
  Internet/Intranet
products....................       --%       9.3%     11.5%     10.8%     21.9%
  LAN products..............    100.0       90.7      88.5      89.2      78.1
                             --------   --------  --------  --------  --------
    Total revenues..........    100.0      100.0     100.0     100.0     100.0
Cost of revenues:
  Internet/Intranet
products....................       --        0.8       1.2       1.1       4.2
  LAN products..............     50.2       53.3      50.4      49.8      47.4
                             --------   --------  --------  --------  --------
    Total cost of revenues..     50.2       54.1      51.6      50.9      51.6
                             --------   --------  --------  --------  --------
Gross profit................     49.8       45.9      48.4      49.1      48.4
Operating expenses:
  Research and development..     15.3       11.7      14.7      13.6      14.6
  Selling and marketing.....     29.1       24.5      23.9      22.9      25.7
  General and
administrative..............      6.6        5.7       5.1       5.0       6.3
  Restructuring costs.......      2.2         --        --        --        --
                             --------   --------  --------  --------  --------
    Total operating
expenses....................     53.2       41.9      43.7      41.5      46.6
                             --------   --------  --------  --------  --------
Operating income (loss).....     (3.4)       4.0       4.7       7.6       1.8
Other income (expenses),
net.........................      0.5        0.5       1.4       1.1       1.5
                             --------   --------  --------  --------  --------
Income (loss) before income
taxes.......................     (2.9)       4.5       6.1       8.7       3.3
Income tax expense
(benefit)...................      0.0        0.7       1.7       2.4      (6.5)
                             --------   --------  --------  --------  --------
Net income (loss)...........     (2.9)%      3.8%      4.4%      6.3%      9.8%
                             ========   ========  ========  ========  ========

SIX MONTHS ENDED MARCH 31, 1995 AND 1996

  Revenues. The Company's total revenues decreased 0.3% from $29.5 million to $29.4 million for the six months ended March 31, 1995 and 1996, respectively. Internet/Intranet products revenue increased 102.1% from $3.2 million to $6.4 million for the six months ended March 31, 1995 and 1996, respectively, primarily due to the introduction of the Netopia Router as well as increased volume licensing of the Company's Timbuktu Pro collaboration software. LAN products revenue decreased 12.7% from $26.4 million to $23.0 million for the six months ended March 31, 1995 and 1996, respectively, primarily as a result of declining sales of the Company's MacOS LocalTalk products. Internet/Intranet products revenue accounted for 10.8% and 21.9% of the Company's total revenues for the six months ended March 31, 1995 and 1996, respectively, while LAN products revenue accounted for 89.2% and 78.1% of the Company's total revenues for the six months ended March 31, 1995 and 1996, respectively. The Company anticipates that LAN products revenue will continue to decline in dollar amount and will account for a decreasing percentage of total revenues in future periods. See "Risk Factors--Dependence on LAN Products; Declining LAN Business."

  Revenues from distributors accounted for 76% and 66% of the Company's total revenues for the six months ended March 31, 1995 and 1996, respectively. International revenues accounted for 30% and 34% of total revenues for the six months ended March 31, 1995 and 1996, respectively. The decrease in the percentage of revenues from distributors is primarily due to the decreasing percentage of sales of the Company's LAN products, which are sold primarily through the distribution channel, while the increase in the percentage of international revenues is primarily due to increased sales in the Pacific Rim. Revenues from Ingram accounted for 25% and 20% of the Company's total revenues for the six months ended March 31, 1995 and 1996, respectively, and revenues from MicroWarehouse accounted for 12% and 11% of the Company's total revenues for the six months ended March 31, 1995 and 1996, respectively. No other customers have accounted for 10% or more of the Company's total revenues during the six months ended March 31, 1995 and 1996. See "Risk Factors-- Dependence on Distributors."

  Gross Margin. The Company's gross margin for Internet/Intranet and LAN products is affected by many factors, including pricing strategies, royalties paid to third parties, new versions of existing products and product mix. The Company's total gross margin decreased from 49.1% to 48.4% for the six months ended March 31, 1995 and 1996, respectively. The Company's gross margin for Internet/Intranet products decreased from 90.1% to 80.8% for the six months ended March 31, 1995 and 1996, respectively, primarily due to the introduction of the Netopia Router which has a lower gross margin than the Company's Internet/Intranet software products. The Company's gross margin for LAN products decreased from 44.1% to 39.4% for the six months ended March 31, 1995 and 1996, respectively, primarily due to declining sales of the Company's higher margin LocalTalk products, increased sales of lower margin Ethernet products at lower average selling prices and introduction of lower margin Fast Ethernet products. The Company expects gross margin for Internet/Intranet products to decrease in future periods in the event of any increased sales of hardware products that carry lower gross margins than software products. In addition, the Company expects gross margin for LAN products to decrease in future periods primarily due to declining average selling prices.

  Research and Development. Research and development expenses primarily consist of salaries and other personnel-related expenses, development-related equipment and license expenses, occupancy costs and depreciation. Research and development expenses increased from $4.0 million to $4.3 million for the six months ended March 31, 1995 and 1996, respectively, primarily due to salary and other personnel costs related to efforts to enhance existing products and the development of new Internet/Intranet products. Such expenses represented 13.6% and 14.6% of total revenues for the six months ended March 31, 1995 and 1996, respectively. The Company believes that it will continue to devote substantial resources to product development and that research and development expenses will increase in absolute dollars for the remainder of fiscal 1996 and into fiscal 1997. The Company believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility, and no software costs have been capitalized to date.

  Selling and Marketing. Selling and marketing expenses primarily consist of personnel costs including sales commissions, as well as costs of advertising, public relations, promotional activities, professional services and travel expenses. Selling and marketing expenses increased from $6.8 million to $7.6 million for the six months ended March 31, 1995 and 1996, respectively, primarily due to increased headcount and associated expenses as well as increased advertising and promotional spending related to the introduction of the new Internet/Intranet connectivity products and Internet applets. Such expenses represented 22.9% and 25.7% of total revenues for the six months ended March 31, 1995 and 1996, respectively. The Company believes that selling and marketing expenses will increase in absolute dollars for the remainder of fiscal 1996 and into fiscal 1997 primarily due to personnel-related expenses and increased advertising and promotional activities.

  General and Administrative. General and administrative expenses primarily consist of personnel costs and associated expenses necessary to manage and support the Company's operations. General and administrative expenses increased from $1.5 million to $1.8 million for the six months ended March 31, 1995 and 1996, respectively, primarily due to consulting fees related to the acquisition of the Netopia trademark. Such expenses represented 5.0% and 6.3% of total revenues for the six months ended March 31, 1995 and 1996, respectively. The Company believes that general and administrative expenses will increase in absolute dollars for the remainder of fiscal 1996 and into fiscal 1997 as the Company expands its administrative staff, adds infrastructure and incurs additional costs related to being a public company, such as expenses related to directors' and officers' insurance, investor relations programs and increased professional fees.

  Other Income, Net. Other income, net, represents interest earned by the Company on its cash, cash equivalents and short-term investments offset by interest expense on debt. See Note 5 of Notes to Consolidated Financial Statements.

  Provision for Income Taxes. The effective tax rates for the six months ended March 31, 1995 and 1996 were 28% and 35%, respectively, prior to the effect of the elimination of the valuation allowance against deferred tax assets, as discussed below. These rates differ from the statutory rate primarily due to state income taxes and the utilization of research and tax credit carryforwards.

  As of March 31, 1996, the Company reversed a full valuation allowance that it had previously provided against its deferred tax assets, resulting in a non-recurring income tax benefit of approximately $2.3 million. Prior to March 31, 1996, the Company believed that, based upon available objective evidence, there was sufficient uncertainty regarding the realizability of its deferred tax assets to warrant a full valuation allowance. The factors considered included prior losses, inconsistent profits, lack of carryback potential to realize deferred tax assets, dependence on LAN products and associated declining market and gross margins for LAN products, dependence upon Apple, and uncertain market acceptance of its Internet/Intranet products. As of March 31, 1996, the Company believes that due to the demonstrated market acceptance of the new Internet/Intranet products over the last two quarters, the uncertainty regarding the realizability of its deferred tax assets has diminished to the point where it is now more likely than not that the deferred tax assets will be realized.

  As of September 30, 1995, the Company had research credit carryforwards of $515,000 and $215,000 for federal and California purposes, respectively. If not utilized, the credits expire in years 2006 through 2010. In addition, the Company had federal alternative minimum tax credit carryforwards of $90,000.

YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995

  Revenues. The Company's total revenues increased 17.7% from $48.4 million in fiscal 1993 to $57.0 million in fiscal 1994, and increased slightly to $57.2 million for fiscal 1995. The Company had no Internet/Intranet products revenue in fiscal 1993. Internet/Intranet products revenue increased 23.7% from $5.3 million to $6.6 million in fiscal 1994 and 1995, respectively, due to the introduction of the Windows version of Timbuktu Pro as well as increased volume licensing of Timbuktu Pro for the Macintosh. LAN products revenue accounted for the Company's total revenue in fiscal 1993. LAN products revenue increased 6.7% from $48.4 million for fiscal 1993 to $51.7 million for fiscal 1994, and decreased 2.1% to $50.6 million for fiscal 1995. The increase in fiscal 1994 was primarily due to the introduction of the Company's EtherWave products and was offset in part due to declines in sales and average selling prices of LocalTalk products. The decrease in fiscal 1995 was primarily due to reduced sales and average selling prices of LocalTalk products, offset in part by increased Ethernet and EtherWave revenues. Internet/Intranet products revenue accounted for 9.3% and 11.5% of the Company's total revenues for fiscal 1994 and 1995, respectively, while LAN products revenue accounted for 90.7% and 88.5% of the Company's total revenues for fiscal 1994 and 1995, respectively.

  Revenues from distributors accounted for 81%, 76% and 73% of the Company's total revenues for fiscal 1993, 1994 and 1995, respectively. International revenues accounted for 25%, 25% and 29% of total revenues for fiscal 1993, 1994 and 1995, respectively. The decrease in the percentage of revenues from distributors was primarily due to declining sales of the Company's LAN products which are sold primarily through the distribution channel, while the increase in the percentage of international revenues was primarily due to increased sales in the Pacific Rim. Revenues from Ingram accounted for 24%, 24% and 22% of the Company's total revenues for fiscal 1993, 1994 and 1995, respectively and revenues from MicroWarehouse accounted for 12%, 12% and 13% of the Company's total revenues for fiscal 1993, 1994 and 1995, respectively. Merisel accounted for 10% of the Company's total revenues in fiscal 1993. No other customers have accounted for 10% or more of the Company's total revenues during fiscal 1993, 1994 and 1995. See "Risk Factors--Dependence on Distributors."

  Gross Margin. The Company's total gross margin decreased from 49.8% for fiscal 1993 to 45.9% for fiscal 1994, and increased to 48.4% for fiscal 1995. The Company's Internet/Intranet products were first sold in fiscal 1994. Internet/Intranet products gross margin decreased from 91.6% for fiscal 1994 to 89.7% for fiscal 1995, primarily due to declining selling prices of Internet/Intranet software products for the MacOS and increasing sales of the Company's Windows Internet/Intranet software products, which carry a slightly lower gross margin than the MacOS product due to higher royalties applicable to the Windows product. The Company's gross margin for LAN products decreased from 49.8% for fiscal 1993 to 41.3% for fiscal 1994, and increased to 43.0% for fiscal 1995. The decrease in LAN products gross margin in fiscal 1994 was primarily due to declining volume and average selling prices of LocalTalk products, increasing volume and declining average selling prices of 10Base-T Ethernet products and introductions of new EtherWave products, which carried a lower gross margin than the existing base of LAN products. The increase in LAN products gross margin for fiscal 1995 is primarily due to increased sales volume and material cost reductions through product re-designs within the EtherWave product line, partially offset by declining sales volumes and average selling prices of LocalTalk products.

  Research and Development. Research and development expenses decreased from $7.4 million for fiscal 1993 to $6.7 million for fiscal 1994, and increased to $8.4 million for fiscal 1995. The decrease in fiscal 1994 was primarily due to reduced headcount and reduced use of contractors, while the fiscal 1995 increase was primarily due to significant increases in the use of contractors and product development expenses associated with development of the Company's Internet/Intranet products. Such expenses represented 15.3%, 11.7% and 14.7% of the Company's total revenues for fiscal 1993, 1994 and 1995, respectively.

  Selling and Marketing. Selling and marketing expenses decreased from $14.1 million for fiscal 1993 to $14.0 million for fiscal 1994, and decreased to $13.7 million for fiscal 1995. The decrease in 1994 was due to reduced headcount and reduced production of marketing materials offset in part by the increased utilization of professional marketing services and the use of independent manufacturing representatives in addition to the Company's sales force. The decrease in fiscal 1995 was primarily due to the reduction of manufacturing sales representatives throughout North America, which was offset in part by expanded advertising and promotional campaigns associated with the introduction of new and enhanced products during the year. Such expenses represented 29.1%, 24.5% and 23.9% of the Company's total revenues for fiscal 1993, 1994 and 1995, respectively.

  General and Administrative. General and administrative expenses were $3.2 million for fiscal 1993 and 1994, and decreased to $2.9 million for fiscal 1995. The decrease in fiscal 1995 was primarily due to a significant decline in legal expenses that were incurred in relation to a suit the Company filed against a former licensee of certain of the Company's U.S. patents in July 1993 as well as an International Trade Commission lawsuit filed by the Company in 1994 to ban the importation of network connectors that violate certain of the Company's patent claims. These claims were resolved in favor of the Company. Such expenses represented 6.6%, 5.7% and 5.1% of the Company's total revenues for fiscal 1993, 1994 and 1995, respectively. See "Risk Factors-- Litigation."

  Restructuring Costs. In fiscal 1993, the Company recorded a nonrecurring charge of $1.0 million as part of an organizational restructuring that reduced headcount and recognized certain impaired assets.

  Provision for Income Taxes. The effective tax rates for fiscal 1993, 1994 and 1995 were 0%, 16% and 28%, respectively. These rates differ from the statutory rate primarily due to research tax credits and changes in the valuation allowance against deferred tax assets. During these fiscal years, the Company believed that, based upon available objective evidence, there was sufficient uncertainty regarding the realizability of the deferred tax assets to warrant a full valuation allowance. The factors considered included prior losses, inconsistent profits, lack of carryback capacity to realize deferred tax assets, dependence on LAN products, declining market and gross margin for LAN products, dependence upon Apple, and uncertain market acceptance of the new Internet/Intranet products.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited consolidated statement of operations data for each of the eight quarters in the period ended March 31, 1996, and such data expressed as a percentage of the Company's total revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information and have been prepared on the same basis as the audited consolidated financial statements. Such statement of operations data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period. Although the Company has experienced significant recent growth in the sale of Internet/Intranet products, there can be no assurance that such growth will continue. See "Risk Factors--Fluctuations in Quarterly Results; Future Results of Operations Uncertain."

                                                      THREE MONTHS ENDED
                           ------------------------------------------------------------------------------
                           JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,
                             1994      1994      1994      1995      1995      1995      1995      1996
                           --------  --------- --------  --------  --------  --------- --------  --------
CONSOLIDATED STATEMENT OF                               (IN THOUSANDS)
OPERATIONS DATA:
Revenues:
  Internet/Intranet
products................   $ 1,667    $ 1,712  $ 1,584   $ 1,604   $ 1,541    $ 1,840  $ 2,809   $ 3,633
  LAN products..........    12,673     13,959   12,911    13,448    10,858     13,403   11,302    11,701
                           -------    -------  -------   -------   -------    -------  -------   -------
    Total revenues......    14,340     15,671   14,495    15,052    12,399     15,243   14,111    15,334
Cost of revenues:
 Internet/Intranet prod-
  ucts..................       133        153      148       166       159        199      458       780
 LAN products...........     8,073      8,264    7,579     7,144     6,228      7,893    6,827     7,115
                           -------    -------  -------   -------   -------    -------  -------   -------
   Total cost of reve-
    nues................     8,206      8,417    7,727     7,310     6,387      8,092    7,285     7,895
                           -------    -------  -------   -------   -------    -------  -------   -------
Gross profit............     6,134      7,254    6,768     7,742     6,012      7,151    6,826     7,439
Operating expenses:
  Research and
development.............     1,620      1,651    1,824     2,198     2,142      2,265    2,016     2,299
  Selling and marketing
   .....................     3,253      3,503    3,407     3,358     3,400      3,526    3,787     3,795
  General and
administrative..........       768        786      737       751       685        715      789     1,052
                           -------    -------  -------   -------   -------    -------  -------   -------
    Total operating
expenses................     5,641      5,940    5,968     6,307     6,227      6,506    6,592     7,146
                           -------    -------  -------   -------   -------    -------  -------   -------
Operating income (loss).       493      1,314      800     1,435      (215)       645      234       293
Other income, net.......        64         63      115       209       246        245      227       206
                           -------    -------  -------   -------   -------    -------  -------   -------
Income before income
taxes...................       557      1,377      915     1,644        31        890      461       499
Income tax provision....        88        216      256       460         8        250      162    (2,077)
                           -------    -------  -------   -------   -------    -------  -------   -------
  Net income............   $   469    $ 1,161  $   659   $ 1,184   $    23    $   640  $   299   $ 2,576
                           =======    =======  =======   =======   =======    =======  =======   =======
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Internet/Intranet
products................      11.6%      10.9%    10.9%     10.7%     12.4%      12.1%    19.9%     23.7%
  LAN products..........      88.4       89.1     89.1      89.3      87.6       87.9     80.1      76.3
                           -------    -------  -------   -------   -------    -------  -------   -------
    Total revenues......     100.0      100.0    100.0     100.0     100.0      100.0    100.0     100.0
Cost of revenues:
 Internet/Intranet prod-
  ucts..................       0.9        1.0      1.0       1.1       1.3        1.3      3.2       5.1
 LAN products...........      56.3       52.7     52.3      47.5      50.2       51.8     48.4      46.4
                           -------    -------  -------   -------   -------    -------  -------   -------
   Total cost of reve-
    nues................      57.2       53.7     53.3      48.6      51.5       53.1     51.6      51.5
                           -------    -------  -------   -------   -------    -------  -------   -------
Gross profit............      42.8       46.3     46.7      51.4      48.5       46.9     48.4      48.5
Operating expenses:
  Research and
development.............      11.3       10.5     12.6      14.6      17.3       14.9     14.3      15.0
  Selling and marketing.      22.7       22.4     23.5      22.3      27.4       23.1     26.8      24.7
  General and
administrative..........       5.4        5.0      5.1       5.0       5.5        4.7      5.6       6.9
                           -------    -------  -------   -------   -------    -------  -------   -------
    Total operating
expenses................      39.4       37.9     41.2      41.9      50.2       42.7     46.7      46.6
                           -------    -------  -------   -------   -------    -------  -------   -------
Operating income (loss).       3.4        8.4      5.5       9.5      (1.7)       4.2      1.7       1.9
Other income, net.......       0.5        0.4      0.8       1.4       2.0        1.6      1.6       1.3
                           -------    -------  -------   -------   -------    -------  -------   -------
Income before income
taxes...................       3.9        8.8      6.3      10.9       0.3        5.8      3.3       3.2
Income tax provision....       0.6        1.4      1.8       3.0       0.1        1.6      1.2     (13.6)
                           -------    -------  -------   -------   -------    -------  -------   -------
  Net income............       3.3%       7.4%     4.5%      7.9%      0.2%       4.2%     2.1%     16.8%
                           =======    =======  =======   =======   =======    =======  =======   =======

  Internet/Intranet products gross margin has decreased since the quarter ended June 30, 1994. The decrease in Internet/Intranet products gross margin over this period is primarily due to increased sales of Windows based software products that have lower gross margins than MacOS based software products, and the increase in sales of hardware products that have lower gross margins than the Company's software products. The Company believes that Internet/Intranet products gross margin will decline in future periods because of, among other things, increasing sales of Internet/Intranet hardware products. LAN products gross margin has decreased since the quarter ended March 31, 1995, primarily due to declining sales volume of Local Talk products, introduction of lower margin Fast Ethernet products and pricing pressures in general. The Company believes that LAN products gross margin will decline in future periods because of, among other things, product mix and pricing pressures.

  The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, depending on factors such as changes in networking and communications technologies, price and product competition, usage of the Internet and developments and changes in the Internet market, the demand for the Company's products, changes in pricing policies by the Company or its competitors, including the grant of price protection terms and discounts by the Company, changes in the mix of products sold by the Company and the resulting change in total gross margin, changes in the mix of channels through which the Company's products are offered, product enhancements and new product announcements by the Company and its competitors, market acceptance of new products of the Company or its competitors, raw material costs, write-offs of obsolete inventory, the size and timing of distributor and end user orders and purchasing cycles, customer order deferrals in anticipation of enhancements to the Company's or competitors' products, customer order deferrals in anticipation of new MacOS product offerings by Apple, manufacturing delays, disruptions in sources of supply, product life cycles, product quality problems, personnel changes, changes in the Company's strategy, changes in the level of operating expenses, the timing of research and development expenditures, the level of the Company's international revenues, fluctuations in foreign currency exchange rates, general economic conditions, both in the United States and abroad, and economic conditions specific to the industries in which the Company competes, among others. The Company's limited Internet/Intranet operating history makes the prediction of future Internet/Intranet operating results difficult, if not impossible. Sales orders are typically shipped shortly after receipt and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. Accordingly, the Company's net revenues in any quarter are substantially dependent on orders booked and shipped during that quarter. Historically, the Company has often recognized a significant portion of its revenues in the last weeks, or even days, of a quarter. As a result, the magnitude of quarterly fluctuations may not become evident until late in, or after the close of, a particular quarter. In addition, the Company recognizes revenue on products sold through distributors upon shipment to the distributor. Although the Company maintains reserves for projected returns and price decreases, there can be no assurance that such reserves will be adequate. The Company's business also has experienced seasonality in the past, largely due to customer buying patterns such as budgeting cycles of educational institutions that purchase the Company's products. There can be no assurance that the Company's operating results will not be affected by seasonality in the future or that such seasonality will occur in a manner consistent with prior periods.

  The Company's expense levels are based in large part on expectations as to future revenues and as a result are relatively fixed in the short term. If revenues are below expectations in any given quarter, net income is likely to be disproportionately affected. Due to all of the foregoing factors, revenues and net income for any future period are not predictable with any significant degree of certainty. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company's business strategies will be successful or that the Company will be able to sustain profitability on a quarterly or annual basis in the future. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Risk Factors--Fluctuations in Quarterly Results; Future Results of Operations Uncertain," "--Dependence on Distributors" and "Selected Consolidated Financial Information."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations to date primarily through cash flow from operations and the private sale of equity securities. Since inception, the Company has raised $19.4 million from the private sale of equity securities. As of March 31, 1996, the Company had working capital of $24.0 million and a $5.0 million credit facility, secured by the assets of the Company, which expires on February 28, 1997. There were no borrowings under the credit facility as of March 31, 1996.

  The Company generated cash from operating activities of $300,000, $3.6 million and $5.0 million in fiscal 1993, 1994 and 1995, respectively, and used $1.9 million in the six months ended March 31, 1996. The improvements in cash flow from operations in fiscal 1994 and 1995 are largely due to growth in the Company's operating income. The decline in cash generated from operations in the six months ended March 31, 1996 was primarily due to increases in operating expenses related to the introduction of Netopia products. In addition, inventory increases in this period were primarily related to new Netopia and Fast Ethernet products. The Company's investing activities in fiscal 1993, 1994 and 1995 and for the six months ended March 31, 1996, have consisted primarily of purchases of short-term investments, and capital equipment. Expenditures for capital equipment totaled $2.0 million, $600,000 and $1.3 million for fiscal 1993, 1994 and 1995, respectively, and $1.2 million in the six months ended March 31, 1996, representing acquisitions of tooling and test fixtures for new products as well as computer equipment used predominantly in product development. The Company expects that its capital expenditures will increase in future periods to support new product development and production. The Company's financing activities in fiscal 1993, 1994 and 1995 and the six months ended March 31, 1996, represent activity on loans and the Company's line of credit. The Company's principal commitments consist primarily of leases on its headquarters facilities and operating equipment. See Note 7 of Notes to Consolidated Financial Statements.

  The Company believes that the net proceeds from the offering and its existing cash, cash equivalents and short-term investments will be adequate to meet its cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or convertible debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. A portion of the Company's cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies. The Company has no current plans, agreements or commitments, and is not currently engaged in any negotiations with respect to any such transaction.

                                   BUSINESS

  Farallon develops, markets and supports complete, easy-to-use, plug-and-play Internet connectivity and networking solutions and real-time collaboration software. The Company's products are designed to increase the productivity and efficiency of Internet, Intranet and LAN users and to target small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations that may not have access to sophisticated technical support. The Company's Internet/Intranet products include its Netopia routers and modems, which provide high-speed Internet connectivity for individuals and workgroups, and its Timbuktu Pro collaboration software, which enables real-time, peer-to-peer collaboration on the Internet, Intranets and LANs. To assist users in configuring the Netopia products and in arranging service from Internet and telecommunications service providers, the Company offers its Up & Running, Guaranteed! program, which serves as a single source for complete Internet connectivity. The Company's LAN networking solutions, a substantial majority of which have been sold to MacOS customers, include its EtherWave family of products, which enable users to easily and cost-effectively create Ethernet networks with or without a hub.

INDUSTRY BACKGROUND

  Small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations are increasingly using networks of computers to enhance productivity, access information and communicate more effectively. A number of factors have contributed to this increase in the use of networks, including increasing personal mobility, the need for information access, a demand for immediate information and advances in technology and infrastructure such as the proliferation of communication-enabled PCs, the availability of intuitive graphical software and the widespread implementation of distributed local and wide area networks based on client/server architectures and, more recently, peer-to-peer architectures. These factors also have changed substantially the way in which organizations and individuals communicate and use PCs, generating growing demand for products that enhance network communications.

  As networking technology has advanced, the scale, scope and functionality of network communications and computing have increased, resulting in a corresponding increase in the complexity of these systems. Headquarters offices of large enterprises that have access to sophisticated technical support have generally managed this complexity and realized the benefits of effective network communications. However, individuals and smaller organizations typically do not have access to the skills or resources required to manage the complexity of advanced networking systems. As a result, these users are increasingly seeking networking solutions that are complete, easy-to-use and cost-effective.

  The emergence of the Internet as a viable communications medium has substantially enhanced the value and potential of network communications and computing. The Internet is a global, open network of thousands of interconnected computer networks and millions of computer connections that allow businesses, individuals and other organizations to communicate worldwide. International Data Corporation ("IDC") has estimated that the number of Internet users will be approximately 200 million by the end of 1999, an increase from approximately 56 million at the end of 1995. In addition, large enterprises are increasingly adopting private "Intranets" that employ Internet data formats and communications protocols, such as Transmission Control Protocol/Internet Protocol ("TCP/IP"), to connect geographically dispersed networks and facilities. Intranets enable network users to communicate and access information within an organization, communicate with external users, such as suppliers, customers and consultants, and use the World Wide Web (the "Web") to access information available on the Internet. The emergence of the Internet and Intranets as well as the increased affordability and availability of advanced hardware, software and communications services (such as high-speed Integrated Services Digital Network ("ISDN") telecommunications services) has made network communications available to a broader range of users.

  As organizations and individuals expand the use of the Internet and Intranets, the need for real-time collaboration and communication becomes increasingly important to achieving increased user productivity and efficiency. Real-time, peer-to-peer collaboration software enables users, such as those at geographically dispersed facilities of large enterprises, remote sites, traveling or working at home, to access information and enterprise applications, and permits two or more users at disparate locations to view and work with the same information at the same time. Productivity improvements are also derived from peer-to-peer collaboration software that enables users to receive real-time technical support and just-in-time training from a help desk or another knowledgeable user on the Internet or Intranet.

  The increasing utility of the Internet and Intranets and the availability of high-performance infrastructures that enable advanced capabilities, such as real-time collaboration, are compelling small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations to adopt complex network communications and computing systems. However, these organizations typically do not have access to sophisticated technical support and therefore may not be well-served by complex networking systems requiring extensive technical knowledge or expertise. Today, the tasks of installing and configuring systems, obtaining high-speed digital services such as ISDN and arranging for an Internet connection from an ISP can be costly and burdensome for such users. In addition, traditional vendors, resellers and systems integrators of networking products historically have not offered products or services specifically designed for users who may not have access to sophisticated technical support. Accordingly, the absence of complete, easy-to-use, plug-and-play solutions for affordable Internet/Intranet connectivity and real-time collaboration has constrained the ability of these users to fully achieve the benefits of network communications and computing.

THE FARALLON SOLUTION

  Farallon develops, markets and supports complete, easy-to-use, plug-and-play Internet connectivity and networking solutions and real-time collaboration software. The Company's products are designed to increase the productivity and efficiency of Internet, Intranet and LAN users and to target small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations that may not have access to sophisticated technical support. The Company's Internet/Intranet products include its Netopia routers and modems and its Timbuktu Pro collaboration software. The Company's LAN products include a broad range of Ethernet network connectivity devices.

  The Company's Netopia product family provides plug-and-play, high-speed ISDN-based Internet connectivity for workgroups and individuals. The Company offers comprehensive customer service and technical support, including the Up & Running, Guaranteed! program, which serves as a single source for complete Internet connectivity by assisting the user in configuring the Netopia router and in arranging service from ISPs and telecommunications service providers. The Timbuktu Pro collaboration software family enables real-time, peer-to-peer collaboration on the Internet, Intranets and LANs--viewing other users' screens, revising information, transferring files, controlling other computers and remotely accessing network resources. The Company's LAN products allow users to easily and cost-effectively build 10Base-T Ethernet, 100Base-T Ethernet and LocalTalk networks. In particular, the Company's patented EtherWave family of products enables users to create plug-and-play 10Base-T Ethernet networks with or without a hub.

THE FARALLON STRATEGY

  The Company's objective is to become the leading provider of complete, high-speed Internet connectivity solutions and real-time, peer-to-peer
Internet/Intranet collaboration software for small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations that may not have access to sophisticated technical support. Key elements of the Company's strategy include the following:

  Provide Complete, Plug-and-Play Internet/Intranet Connectivity Solutions. The Company focuses on providing complete, high-speed Internet connectivity solutions emphasizing ease of use and plug-and-play functionality consistent with Farallon's tradition of providing products that are simple to install, use and support. The Netopia products are bundled with Internet software and are supported with the Company's Up & Running, Guaranteed! program, providing users a single source for complete Internet connectivity. The Company intends to develop future generations of its Netopia products that incorporate higher bandwidth options and increased throughput, while retaining ease of use and plug-and-play features.

  Leverage Collaboration Software Expertise. Utilizing expertise developed in pioneering collaboration software for the workgroup, remote user and help desk administrator, the Company intends to continue to offer products that increase user productivity and efficiency by enabling real-time, peer-to-peer collaboration over the Internet, Intranets and LANs. The Timbuktu Pro collaboration software expands the functionality of the Internet beyond e-mail and Web browsing by enabling users in any location to remotely access an enterprise network and to engage in real-time collaboration with other Timbuktu Pro users--viewing other users' screens, revising information, transferring files, controlling other computers and remotely accessing network resources. The Company intends to expand the number of real-time collaboration tools it offers as well as broadly distribute its free Timbuktu Pro Look@Me and FlashNote Internet applets.

  Target Rapidly Growing Markets for Networking and Collaboration Solutions. The Company targets those segments of the networking market that industry sources have identified as the most rapidly growing such as small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations. These users generally do not have access to sophisticated technical support and are not well-served by traditional vendors of networking products, which typically offer products that are not specifically designed for these markets. The Company intends to leverage its expertise in developing easy-to-use, plug-and-play LAN networking solutions to more rapidly penetrate the market for the Company's Internet/ Intranet products.

  Expand Strategic Alliances. The Company has formed a variety of strategic relationships that assist the Company in developing, distributing and marketing its products. For example, to assist its customers in gaining Internet access and to increase sales of Netopia products, Farallon has formed strategic relationships with PSINet, a national ISP, and over 50 regional ISPs. The Company has also established strategic alliances with Cisco, Shiva and NetManage for the distribution of Farallon products. The Company has also formed a variety of strategic relationships with 3Com and Apple. The Company intends to expand its current strategic relationships and to form additional strategic relationships to augment its current product development, distribution and marketing strategies.

  Capitalize On Electronic Marketing Expertise. Farallon believes it is a leader among networking companies in the effective use of on-line electronic marketing and distribution. The Company's on-line electronic marketing initiatives, which Farallon believes represent a cost-effective form of promotion and sale of its products, currently include the development and maintenance of a Web server containing in excess of 1,000 pages, hyperlinked with over 1,000 Web sites, a monthly electronic bulletin for customers and partners, and electronic software distribution to customers and beta sites. Customers are currently able to purchase certain Farallon products on-line and the Company intends to expand its use of on-line electronic advertising and commerce. The Company currently offers two secure methods for on-line commerce transactions, including Netscape's Secure (SSL) Commerce Server and CyberCash's Secure Internet Payment Service. The Company intends to expand its use of on-line electronic marketing and distribution consistent with evolving industry standards.

  Leverage Brand Recognition, Distribution Channels and Customer Support Infrastructure. Since its inception, Farallon has been a leading provider of networking solutions for the MacOS market and intends to maintain this market-leading position. The Company intends to leverage its reputation and expertise in providing complete, easy-to-use, plug-and-play networking solutions to more fully penetrate the market for Internet and Windows users. The Company believes that its relationships with approximately 70 distributors in 58 countries are a valuable asset and that these distributors will significantly enhance the marketing and sale of its Internet/Intranet products. In addition, the Company believes that it is recognized in the industry as providing outstanding customer service and support. The Company intends to leverage its positive name recognition, long-standing distribution relationships and its customer support organization to promote its Internet/Intranet products.

PRODUCTS

  Farallon offers complete, easy-to-use, plug-and-play Internet connectivity and networking solutions and real-time collaboration software designed for small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and small organizations that may not have access to sophisticated technical support. The Company's Internet/Intranet product family includes its Netopia routers and modems, which provide high-speed ISDN-based Internet connectivity for workgroups and individuals, as well as its Timbuktu Pro collaboration software, which enables real-time, peer-to-peer collaboration on the Internet, Intranets and LANs. The Company's LAN product family includes Ethernet network connectivity devices as well as other products, which allow users to easily and cost-effectively build 10Base-T Ethernet, 100Base-T Ethernet and LocalTalk networks. The tables that follow summarize the significant features, platforms and estimated U.S. street prices of the Company's primary products:

                           INTERNET/INTRANET PRODUCTS

- --------------------------------------------------------------------------------
                                                                    PLATFORMS
 PRODUCTS                          FEATURES                         (ESTIMATED
                                                                   U.S. STREET
                                                                      PRICE)

- --------------------------------------------------------------------------------
                             CONNECTIVITY PRODUCTS

- --------------------------------------------------------------------------------
 NETOPIA    HIGH-SPEED INTERNET CONNECTIVITY FOR MULTIPLE USERS     Windows
 INTERNET    . Performance improvement for all LAN users (up to       3.X
 ROUTERS       512Kbps with Multilink PPP and 4:1 Stacker LZS       Windows
               compression)                                            95
             . Cost savings with shared ISDN                        Windows
             . Multiple LAN connections and protocols for mixed     NT MacOS
               environments                                         ($1,079-
                                                                    $1,399)
             . Internet Software Starter Kit and bundled cables
               for immediate productivity
             . Remote configuration and management over TELNET
               or SNMP; remote support via analog modem with built-in PC card (PCMCIA) slot
             . Easy administration and cost savings with
               automated TCP/IP addressing using built-in
               Dynamic Host Configuration Protocol (DHCP) server
             . Maximum control and efficiency with scheduled
               connection profiles

- --------------------------------------------------------------------------------
 NETOPIA    HIGH-SPEED INTERNET CONNECTIVITY FOR INDIVIDUAL         Windows
   ISDN     USERS                                                     3.X
  MODEMS     . Cost savings and quick file transfer, Web            Windows
               browsing and telecommuting to corporate                 95
               resources with ISDN bandwidth on demand (up to       Windows
               128Kbps with Multilink PPP)                          NT MacOS
             . Integration of multiple functions over a single
               ISDN line (ISDN data with analog phone, fax or        ($399-
               modem)                                                $419)
             . Immediate productivity with bundled Internet
               Software Starter Kit and cables

- --------------------------------------------------------------------------------
 NETOPIA    COMPREHENSIVE CUSTOMER SERVICE AND TECHNICAL             Windows
   UP &     SUPPORT PROGRAM                                            3.X
 RUNNING,    . Remote configuration and support with included        Windows
UARANTEED!G    analog 19.2Kbps PC card modem (for router)               95
             . Assistance in ordering services with                  Windows
               telecommunications provider and ISP                   NT MacOS
             . One year toll-free technical support                  ($499--
             . Two-node license of Timbuktu Pro software for          Router
               support                                                $99--
                                                                      Modem)

- --------------------------------------------------------------------------------

                             COLLABORATION PRODUCTS

- --------------------------------------------------------------------------------
 TIMBUKTU   REAL-TIME, PEER-TO-PEER COLLABORATION AND               Windows
   PRO      COMMUNICATIONS SOFTWARE FOR INTERNET, INTRANETS AND       3.X
            LANS                                                    Windows
             . Ease of use and immediate productivity via           95 MacOS
               single button installation                            ($42-
             . Collaboration across mixed platforms via observe      $139)
               and control functions with patented screen sharing
             . Immediate delivery of files with attached
               messages through peer-to-peer, drag-and-drop file send and exchange functions, bypassing mail servers and gateways
             . Collaboration with help desk and knowledgeable
               colleagues for troubleshooting, problem
               resolution, software upgrades, and just-in-time training
             . Maximum security with comprehensive password
               system and options including temporary guest privileges, password aging and activity logging
             . Available in shrink wrap packages of single,
               twin, 10, 30 and 100 node packs
             . Available in discounted volume/site licenses for
               Intranet applications

- --------------------------------------------------------------------------------
 LOOK@ME    INTERNET APPLET TO INTRODUCE USERS TO TIMBUKTU PRO       Windows
            FUNCTIONALITY                                              3.X
             . Enables users to remotely view another user's         Windows
               screen in real time on the Internet                   95 MacOS
             . For use either as a Netscape browser inline           (Free--
               "plug-in" or stand-alone mini application with      distributed
               OLE support                                           over the
             . Electronic upgrade to full version of Timbuktu       Internet)
               Pro for $49

- --------------------------------------------------------------------------------
FLASHNOTE   INTERNET APPLET TO INTRODUCE USERS TO TIMBUKTU PRO      Windows
            FUNCTIONALITY                                             3.X
             . Enables users to instantly and reliably transfer     Windows
               files and messages across the Internet                  95
             . Stand-alone mini application with OLE support        (Free--
             . Electronic upgrade to full version of Timbuktu     distributed
               Pro for $49                                          over the
                                                                   Internet)

                                 LAN PRODUCTS
- -------------------------------------------------------------------------------
                                                                    PLATFORMS
                                                                    (ESTIMATED
 PRODUCTS                          FEATURES                        U.S. STREET
                                                                      PRICE)

- -------------------------------------------------------------------------------
ETHERWAVE   FAMILY OF DAISY-CHAINABLE 10BASE-T ETHERNET CLIENT      Windows
 (10BASE-   ACCESS PRODUCTS                                           3.X
    T)       . Includes full line of cards, transceivers and        Windows
            adapters                                                   95
             . Patented design allows customers to build small      Windows
            networks without a hub                                  NT DOS,
             . Allows flexible, plug-and-play expansion of           MacOS
            existing hub-based networks                              ($89-
             . "Power-off-pass-through" keeps network operating    $349) (1)
            while nodes are down

- -------------------------------------------------------------------------------
   FAST     FAMILY OF FAST ETHERNET CARDS, HUBS AND BRIDGES          Windows
 ETHERNET    . Smooth migration from 10Base-T Ethernet with            3.X
(100BASE-      10/100 autosensing port in cards; plug-and-play       Windows
    T)         installation and configuration                           95
             . Network monitoring and management with                Windows
               diagnostic LEDs in the 8-port Class II repeater        NT DOS
               hub                                                    MacOS
             . Optional Bridge add-in module offers connection        ($199-
               between 10Base-T and 100Base-T Ethernet               $2,199)
               networks; includes dual EtherWave ports for plug and play network expansion

- -------------------------------------------------------------------------------
 ETHERNET   FAMILY OF 10BASE-T AND 10BASE-2 (THINNET) ETHERNET       MacOS
            CARDS, ADAPTERS, TRANSCEIVERS AND HUBS                   ($35-
                                                                   $999) (1)

- -------------------------------------------------------------------------------
 PHONENET   FAMILY OF PATENTED TRANSCEIVERS AND HUBS FOR             MacOS
LOCALTALK)( BUILDING MACINTOSH LOCALTALK NETWORKS USING            ($11-$32)
            STANDARD TELEPHONE WIRE                                   (2)
                                                                     ($995-
                                                                    $1,595)
                                                                      (3)

(1) Price per node. Certain of the products are available in single or 10 packs.
(2) Price per node for LocalTalk connectors. Available in single, 10 or 50 packs.
(3) Price of the Company's LocalTalk hubs.

 Internet/Intranet Products

  NETOPIA FAMILY. The Netopia family of products enables cost-effective, plug-and-play, high-speed Internet connectivity for individual users and workgroups who may not have access to sophisticated technical support. These products include the Netopia Internet Router, the Netopia ISDN Modem and the Up & Running, Guaranteed! service program.

  The Netopia Internet Router enables Internet connectivity for multiple users through a single ISDN connection at substantially faster speed than traditional analog-based Internet connections. The Netopia Internet Router includes an ISDN basic rate interface ("BRI") port with built-in NT-1 interface, Point-to-Point Protocol ("PPP"), Multilink PPP and 4:1 compression. In addition, the Company's Netopia Internet Router includes Farallon's patented EtherWave technology that enables connectivity to a 10Base-T Ethernet network in a "daisy-chain" fashion with or without the use of an Ethernet hub. The Netopia Internet Router includes the "Internet Starter Kit," a software bundle including Netscape Navigator, Microsoft Windows 95 Internet Jump Start Kit (including SMTP gateway), Qualcomm Eudora Lite e-mail client, and Network TeleSystems TCP/IP protocol stack, and, for MacOS users, AppleTalk services over the Internet.

  The Netopia ISDN Modem provides individual users reliable, high-speed ISDN Internet connectivity and telecommuting. The Netopia ISDN Modem includes Internet connectivity software and a built-in POTS (Plain Old Telephone Service) interface that enables the integration of digital data transfer with traditional analog telephone, fax or modem use over a single ISDN line.

  The Company offers users of Netopia products the Up & Running, Guaranteed! service program. This optional service program assists these users in obtaining ISP and telecommunications service, provides remote technical support for the Netopia product line and provides configuration of the Netopia Internet Router. Toll-free technical support is included with this service program for one year.

  TIMBUKTU PRO FAMILY. The Timbuktu Pro family of collaboration software products enables real-time, peer-to-peer collaboration over the Internet, Intranets and LANs. These products include Timbuktu Pro for Windows and MacOS, and Internet applets Look@Me and FlashNote.

  Timbuktu Pro software enables users to collaborate with other Timbuktu Pro users in real-time over the Internet, Intranets and LANS--viewing other users' screens, revising information, transferring files, controlling other computers and remotely accessing network resources. Timbuktu Pro products are also used by help desk and information systems personnel to remotely solve technical problems, update software and train users on new applications and operating systems. The Company believes that the peer-to-peer collaboration features in its Timbuktu Pro products bring additional functionality to the Internet, which has historically been used predominantly for e-mail and Web browsing.

  The Company's Internet applets, Look@Me and FlashNote, provide enhanced productivity on the Internet through peer-to-peer collaboration. These applets are freely downloadable over the Internet to introduce users to the functionality of Timbuktu Pro collaboration software. Look@Me enables users to remotely observe another Look@Me or Timbuktu Pro user's screen in real-time over the Internet. FlashNote enables users to instantly send files and "pop-up" messages to other FlashNote users over the Internet. The Look@Me applet may be used within the Netscape Navigator browser as an inline "plug-in" or as a stand-alone application. Look@Me and FlashNote users may upgrade electronically over the Internet to a fully functional version of Timbuktu Pro.

 LAN Products

  ETHERWAVE FAMILY. The EtherWave family of products enables users, who may lack network implementation expertise, to easily connect multiple computers and printers to each other in a daisy-chain fashion, or to connect multiple devices per port on standard 10Base-T hubs. These products, which are compatible with the 10Base-T Ethernet standard, include transceivers, adapters and internal cards. Farallon's patented EtherWave technology enables the creation of small 10Base-T Ethernet LANs of up to eight nodes without the use of network hubs, as is required with traditional 10Base-T Ethernet, by simply plugging together EtherWave products. EtherWave can also be used to easily and flexibly connect up to seven computers and printers per port to existing hub ports on a traditional 10Base-T Ethernet LAN.

  ETHERNET FAMILY. The Ethernet family of products enables users in workgroup environments to quickly transfer large data files over a LAN. These products include a comprehensive line of 100Base-T Fast Ethernet and 10Base-T Ethernet products, primarily for MacOS computers. Fast Ethernet products include the Fast EtherTX-10/100 Cards, the Fast Starlet 100TX/8 Hub, and the Fast Starlet 10/100 Bridge. The Company's dual speed Fast EtherTX-10/100 Cards include a speed autosensing port, providing a flexible network speed migration path from 10Base-T Ethernet, thus protecting existing network investments. The Fast Starlet 100TX/8 Hub with the add-on 10/100 Bridge includes built-in EtherWave connectivity ports for easy and cost-effective connection to existing 10Mbps LANs.

  The Company's range of 10Base-T Ethernet products provides solutions to customers whose networks transfer higher volumes of data than can effectively be transferred by the LocalTalk-speed hardware built into MacOS computers. The Company's 10Base-T Ethernet family includes transceivers and adapters to connect computers and printers to 10Base-T and 10Base-2 (Thinnet) Ethernet, add-in cards to connect computers to Ethernet, adapters to connect MacOS computers and printers without available slots to Ethernet, as well as a family of 10Base-T hubs.

  LOCALTALK FAMILY. The LocalTalk family of products enables MacOS users who lack network implementation expertise to easily connect several computers or printers. These products include patented PhoneNET connectors which feature an easy-to-use, plug-and-play approach to creating MacOS LocalTalk networks using standard telephone wiring. PhoneNET networks can be created without hubs by daisy-chaining nodes. Farallon's LocalTalk family also includes hubs, routers, printer adapters and concentrators designed to expand existing LocalTalk LANs, as well as remote access and LAN software.

STRATEGIC ALLIANCES

  The Company has entered into strategic alliances to facilitate the development, distribution, marketing and support of its products. These alliances enhance the Company's ability to adapt effectively to technological change and leverage shared distribution resources, thereby providing increased utility to end users.

 Product and Technology Alliances

  3COM. Since 1993, Farallon and 3Com have entered into a series of agreements under which 3Com has provided Farallon with 3Com's Ethernet controller technology and certain Ethernet adapter products. Farallon combines these products and technologies with its own software and firmware technologies for delivery to certain LAN customers. This strategic relationship has allowed Farallon to bring 3Com's highly regarded "Parallel Tasking" technology to Farallon's LAN customers. More recently, 3Com and Farallon entered into an agreement for the supply of 3Com ISDN modems to Farallon, which are combined with Farallon-developed MacOS-based installation and driver software for delivery to Farallon's MacOS customers, and with 3Com-developed PC-based installation and driver software for delivery to Farallon's PC customers.

  APPLE. Farallon has, from time to time, entered into joint development and OEM agreements with Apple, such as those providing for the co-development with Apple of Farallon's AirDock infrared network adapter and the license by Farallon of Apple's ARA remote access client software for incorporation into Farallon's MacOS-based Timbuktu Pro products. Farallon believes that these agreements enhance its efforts to deliver new MacOS products, and additional features and functionality, to its existing MacOS customers. Additionally, Farallon has participated in conferences that preview Apple strategies and initiatives, thereby assisting the Company in formulating market strategies.

 Distribution Alliances

  CISCO. Farallon and Cisco recently entered into a distribution alliance under which Farallon's Timbuktu Pro collaboration software (Windows 3.X and Windows 95 versions) is bundled with Cisco's CiscoRemote software package, which is distributed by Cisco to users of its remote access server products. The agreement provides for the payment of certain royalties to Farallon for the right to distribute the Timbuktu Pro collaboration software with CiscoRemote, and provides Farallon access to registered users of CiscoRemote.

  SHIVA. In November 1994, Farallon and Shiva entered into an agreement to license ShivaPPP software to Farallon for integration into Farallon's Timbuktu Pro collaboration software (Windows 3.X version). ShivaPPP is used by Farallon's Timbuktu Pro customers to establish a remote access connection to Intranets based upon PPP standards. In addition, in January 1996, Shiva began distributing evaluation versions of Farallon's Timbuktu Pro collaboration software (Windows 3.X and Windows 95 versions) with Shiva's LanRover remote access servers.

  NETMANAGE. In April 1996, NetManage selected Farallon's Look@Me applet to enhance the collaboration module of its Chameleon Internet software products. Chameleon users will have the opportunity to upgrade electronically from Look@Me to the full version of Timbuktu Pro.

  INTERNET SERVICE PROVIDERS (ISPS). In September 1995, Farallon and PSINet, a national ISP, entered into a strategic joint marketing relationship under which users of certain Netopia products are offered various economic incentives, including discounts on PSINet Internet service registration and Internet access. Farallon offers training and other incentives to PSINet's entire sales staff to promote Netopia products. Farallon and PSINet are jointly developing a set of reseller programs to expand PSINet's Internet access service with Farallon products.

  In addition, Farallon has established the Netopia Internet Service Partner Program ("NISPP"), under which ISPs may purchase Netopia Internet connectivity products directly from Farallon for sale or lease to their customers. Farallon has contracted with over 50 regional ISPs under the NISPP program. Under the NISPP, ISPs are offered market development funds, router preconfiguration services, a dedicated technical support telephone number, use of Farallon's customer database for joint mailings, and use of Timbuktu Pro collaboration software to provide their customers with immediate help desk support.

  In general, each of these alliances may be terminated by either party at any time with limited notice. There can be no assurance that existing alliances will remain in effect or that additional relationships will be successfully established. See "Risk Factors--Dependence on Strategic Alliances; Dependence on Contract Manufacturers and Limited Source Suppliers."

CUSTOMERS

  End users of Farallon products include individuals and a broad range of organizations, including small businesses, geographically dispersed facilities of large enterprises, home offices, mobile users, schools and other small organizations. The Company believes the following is a representative list of the Company's end user customers that have registered, in the case of large enterprises (primarily geographically dispersed facilities thereof), over 1,000 units of Farallon products and, in the case of small businesses and other organizations and K-12 schools, over 200 units of Farallon product (1):

          LARGE ENTERPRISES                  SMALL BUSINESSES AND OTHER
  ----------------------------------               ORGANIZATIONS
  3Com                                   ----------------------------------
  A.O. Smith                             Abelson Consulting
  Apple Computer                         AOP Formation
  AVIS                                   Campbell--Ewald Advertising
  BC Hydro                               Doe-Spun Group
  Bell Northern Research                 Doremus & Co.
  Bellcore TEC                           Dorsey & Whitney
  Boeing                                 Fattal & Collins
  Bose                                   Fraser & Beatty
  California State University            Interaction Media
  Dow Chemical                           Linbeck Construction
  Dupont                                 Maritz Performance Improvement
  Ernst & Young                          Mathworks
  Federal Express                        On Ramp Technology
  GE Medical Systems                     Pittard Sullivan Fitzgerald
                                         The Taunton Press

  Glaxo-Wellcome
  GTE Telephone Operations                          K-12 SCHOOLS
  Leo Burnett                            ----------------------------------
  Liberty Mutual Insurance               Barnegat Township Schools
  Los Angeles Times                      Boulder Valley School District
  NASA                                   Brunswick School
  Nortel                                 Covina-Valley Unified School
  Pentagon OUSD Acquisitions & TechnologyDistrict
  Quantum Corporation                    DeKalb County School District
  Scitex America                         Fulton County School District
  Southern California Edison             Gloucester City High School
  Sprint                                 Holcomb Bridge Middle School
  Stanford University                    Katy, Texas School District
  State University of New York           Lake Washington School District
  Stratus Computer                       Metro Nashville Public Schools
  Sybase                                 Millcreek Township School
  Time, Inc.                             District
  United Airlines                        New Orleans Science & Math High
  University of Michigan                 School
  University of Southern California      Northern BC Regional
  US West                                Correspondence School
  World Bank                             Orlando Schools, City of
                                         Ruben Dario Middle Community
                                         School
                                         Scottsdale Unified School
                                         District 48
                                         Senn-Delaney School District
                                         Solana Beach School District
                                         Spokane, Washington, Education
                                          Service District 101
                                         Weld County School District #6


- --------
(1) All categories exclude PhoneNET.

SALES AND MARKETING

  The Company's sales force assists end users by providing solutions for their Internet connectivity, collaboration and LAN networking needs. In addition, the sales force provides pre-sales and order management support to distributors, resellers, and ISPs, identifies new opportunities for product development and provides general market information to management. The Company's marketing strategy is to achieve broad market penetration by utilizing multiple distribution channels, including the use of two-tier distributors, direct sales, mail order, ISPs and Internet VARs, and K-12 and electronic marketing.

  Two-Tier Distributors. Farallon's major distributors in North America are Ingram, Tech Data and Merisel, which distribute Farallon's products to resellers, VARs, dealers and dealer chains. Internationally, Farallon distributes its products through approximately 70 distributors in 58 countries. In Europe, distributors sell primarily in the U.K., France, Germany and Sweden, and in the Pacific Rim, distributors sell primarily in Japan. Farallon provides periodic training in the development of network solutions to networking VARs who purchase the Company's products primarily from distributors. The Company's agreements with its distributors can generally be terminated without cause and do not provide for minimum purchase commitments. Additionally, the agreements provide price protection and grant the distributors limited rights to return unsold inventories of the Company's products in exchange for new purchases. See "Risk Factors--Dependence on Distributors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Direct Sales. Farallon's direct sales force is primarily focused on the execution of high volume or site license agreements with corporate accounts in North America. Timbuktu Pro collaboration software is the primary product sold through this channel. In addition, certain higher education institutions in North America have historically purchased LAN products directly from the Company.

  Mail Order. Farallon markets its products in mail order catalogues, such as those offered by MicroWarehouse, to reach users who are generally more technically sophisticated. Through lower overhead and service costs, mail order catalogs are generally able to offer lower prices than dealers and retailers.

  ISPs and Internet VARs. Farallon has formed strategic relationships with PSINet, a national ISP, and over 50 regional ISPs to assist its customers in gaining Internet access and to increase sales of Netopia products. The Company also has recruited approximately 1,000 Internet VARs for the sale of Netopia products.

  K-12 Marketing. Farallon also sells through a group of regional VARs known as Apple Education Sales Agents ("AESAs") which are Apple's exclusive North American resellers of Macintosh computers to K-12 educational institutions. Farallon maintains relationships with all 15 AESAs and believes these VARs represent an effective channel for sales to the K-12 market.

  Electronic Marketing. The Company has developed and maintains a Web server containing over 1,000 pages, hyperlinked with over 1,000 Web sites, a monthly electronic bulletin for customers and partners, and electronic software distribution to customers and beta sites. The Company intends to expand its use of on-line electronic advertising and commerce, including the on-line sale of Farallon products. The Company currently supports two secure alternatives for on-line commerce transactions including Netscape's Secure (SSL) Commerce Server and CyberCash's Secure Internet Payment Service.

  Other Marketing. The Company uses several marketing programs, such as trade advertising, participation in trade shows, press briefings on strategy and new products, and telemarketing, to support the sale and distribution of its products. Through these marketing programs, Farallon seeks to build brand name recognition, stimulate demand and inform channels about the capabilities and benefits of the Company's products.

CUSTOMER SERVICE AND SUPPORT

  The Company believes that it is recognized in the networking industry as having an outstanding customer support organization. Farallon believes that effective customer support is a key criterion used in selecting networking solutions. Network managers and administrators, VARs, distributors, resellers, consultants and other experienced technical experts utilize the Company's toll-free telephone support lines, fax and on-line services to access Farallon's internal technical databases and support personnel. Additionally, support personnel are trained to satisfy the needs of end users who are not technical experts and do not have access to sophisticated technical support. The Company believes that its support programs have been successful in creating brand loyalty through its focused support of the specialized needs of these end users, and through the easy-to-use, plug-and-play design of its products.

  Under the Up & Running, Guaranteed! program, Farallon will remotely configure the Netopia Internet Router and assist users in setting up service with the user's telephone company and ISP. The program is also available at a reduced price for users of the Netopia ISDN Modem. Once unique in the industry, this concept has recently been adopted by at least three of the Company's competitors. However, the Company believes that its program remains the most comprehensive in the market. The Company's expertise in solving technical problems enables it to commit its resources to analyze any problem an end user may have, even if it involves a product from another company, thereby building customer loyalty to Farallon as the single source for networking solutions.

TECHNOLOGY

  The Netopia Internet Routers include several core communications technologies, including a third-generation multi-protocol routing engine. The product's operating software has been optimized for the special requirements of Internet access over high-speed digital WAN links, and provides both packet header and data-link compression. The routing engine operates in conjunction with companion modules that provide connection/bandwidth management, authentication/security and configuration/network management functions. The connection/ bandwidth management module supports dial-on-demand routing, and tracks incoming and outgoing data calls. Calls can be initiated based on time of day, type of data traffic, and packet data thresholds. Utilizing the standards-based PPP and Multilink PPP protocols, the connection/bandwidth manager provides a dynamic "bandwidth on demand" capability. By transparently providing the appropriate amount of bandwidth based on current utilization, these technologies significantly reduce telecommunications costs, particularly with ISDN. An authentication/security module provides PPP authentication services between interconnected routers, dial-back security, and packet filters that allow a LAN to maintain a degree of network security while connecting to the Internet. The router supports a wide variety of local and remote configuration/network management capabilities, including a menu-based console and virtual terminal ("TELNET") interface, Trivial File Transfer Protocol ("TFTP"), and the Simple Network Management Protocol ("SNMP"). Finally, the router includes an integrated Dynamic Host Configuration Protocol ("DHCP") server which automates configuration of the TCP/IP protocol stacks of computers on the Ethernet LAN.

  The Timbuktu Pro family of collaboration software includes patented cross platform collaboration technology that provides remote control capabilities across disparate operating systems. This collaboration system supports text and graphical image display between homogeneous and heterogenous computers connected on a network, the Internet or via other transport media. The system captures window system event messages during a recording process and then translates these messages into procedure calls during the imaging process on the destination platform. For example, this technology allows a Windows NT workstation to view the screen of a MacOS computer regardless of the differences in screen size, resolution or color depth. This technology enables the Company to better address the heterogeneous requirements of the Internet. The Company has also developed proprietary compression technologies which are used to minimize resources required for image transmissions over the Internet and slow speed networks. Windows GDI and MacOS Quickdraw compression, Backing Store Cache compression, and Font Negotiation technology enable the products to transmit the minimum amount of data necessary to render an image.

  Timbuktu Pro collaboration software also includes multi-level security technology that protects enterprise network computing resources and individual users from unauthorized intrusion. Each product maintains its own database which is used to verify the identity and define the privileges of any user attempting to gain access to a machine. The Company has also developed unique administration technology for security-conscious network administrators which allows them to customize the functionality available to their organization. In addition, the TCP/IP ports assigned to Farallon by the Internet Engineering Task Force ("IETF") allow network managers to safeguard their Intranet from unauthorized access with widely available firewall technology. The Company believes that the object-oriented modular architecture of its products allows Farallon to exploit market opportunities quickly and address OEM customer requirements. For instance, by leveraging the product's built-in Object Linking and Embedding ("OLE") automation, the Company was one of the first to market real-time collaboration Netscape plug-ins and Internet applets. This architecture allows new features, transports, and services to be quickly incorporated to meet future market demands as well as provide easy integration into other third-party applications.

  The EtherWave family of products incorporates a patented technology for extending a LAN topology that permits daisy-chained standard 10Base-T Ethernet segments with multiple nodes on each segment. A non-reclocking repeater re-transmits data packets from each node to subsequent nodes in a daisy-chained segment. When a repeater is not powered, bypass circuitry connects the two ends of 10Base-T twisted pair wiring coupled to the inactive node, thus removing it from the daisy-chain segment and maintaining the network connection to the other nodes. Farallon's LAN products include internally developed application-specific integrated circuits ("ASICs"), that combine large functional logic blocks into a common silicon core. The Company uses industry-standard software tools to design these ASICs and several ASIC manufacturing sources for production. ASIC technology has enabled the Company to provide increased performance and higher reliability while decreasing production costs. The Company believes its possesses expertise in real-time, high-speed, embedded systems hardware design using Complex Instruction Set Controller ("CISC") and Reduced Instruction Set Controller ("RISC") processors, and Ethernet and Fast Ethernet technologies. The Company believes it also possesses expertise in high-volume, low-cost product design and domestic and international homologation requirements.

PRODUCT DEVELOPMENT

  The Company believes that its future business and operating results depend in part on its ability to continue to enhance existing products, develop new products and improve the price and performance of its products in a timely manner. The Company continuously evaluates the emerging needs, developing standards and emerging technologies of its target markets to identify new market or product opportunities. Farallon is focusing its development efforts on Internet connectivity through high-speed digital services, including ISDN, T-1 and Frame Relay, software enhancements including more Internet-specific graphical user interfaces ("GUI") for Timbuktu Pro, a Windows NT version of Timbuktu Pro, additional Internet applets, further internationalization of its products, PC card-based products for laptop computers and cost-reducing design improvements. In addition, the Company has relied and will continue to rely on external development resources, such as OEM suppliers, for the development of certain of its products and related components.

  The personal computer industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, short product life cycles and rapidly changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's Netopia products currently operate only over ISDN telecommunication service. As other communications technologies such as Frame Relay, ATM, ADSL, and communication over cable or wireless networks, are developed or gain market acceptance, the Company will be required to enhance its Internet connectivity products to support such technologies, which will be costly and time consuming. If the Company is unable to modify its products to support new Internet access technologies, or if ISDN does not achieve widespread customer acceptance as a result of the adoption of alternative technologies or as result of deemphasis of ISDN by communications service providers, the Company's business, operating results and financial condition would be materially and adversely affected.

In addition, the Company has historically derived a substantial majority of its revenues from the sale of Ethernet connectivity products. In the event that current Ethernet network technology is modified or replaced and the Company is unable to modify its products to support new Ethernet technologies or alternative technologies, the Company's business, operating results and financial condition could be materially and adversely affected. The Company has in the past and may in the future experience delays in new product development. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on the Company's business, operating results and financial condition. In addition, the future introduction or even announcement of products by the Company or one or more of its competitors embodying new technologies or changes in industry standards or customer requirements could render the Company's then existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by the Company or one of or more of its competitors will not cause customers to defer purchase of existing Company products. Such deferment of purchases could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Fluctuations in Quarterly Results; Future Results of Operations Uncertain."

  Complex products such as those offered by the Company may contain undetected or unresolved defects when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company, defects will not be found in new products or new versions of products following commercial release, resulting in loss of market share, delay in or loss of market acceptance or product recall. Any such occurrence could have a material adverse effect upon the Company's business, operating results or financial condition. See "Risk Factors--New Product Development and Rapid Technological Change; Dependence on ISDN Technology."

  As of March 31, 1996, Farallon's Research and Development staff consisted of 62 employees. Of these employees 49 were focused primarily on Internet/Intranet product development and 13 were focused primarily on LAN product development. The Company believes that its future success will depend in large part upon its ability to attract and retain highly-skilled engineering personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel, the failure of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Key Personnel."

COMPETITION

  The markets for the Company's products and services are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. A number of companies offer products that compete with one or more of the Company's products. The Company's current and prospective competitors include OEM product manufacturers of Internet access and remote LAN access equipment, manufacturers of remote control and screen sharing software and manufacturers of LAN client access and network systems products. In the Internet access and remote LAN access equipment market, the Company primarily competes with Ascend, Cisco, Motorola, 3Com, U.S. Robotics, Gandalf and several other companies. In the remote control and screen sharing software market, the Company competes primarily with Symantec, Microcom, Traveling Software, Stac Electronics and several other companies. In the LAN client access and network systems product market, the Company competes primarily with Apple, Asante, Dayna, Global Village and several other companies. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. Accordingly, such competitors or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. In particular, established companies in the personal computer industry may seek to expand their product offerings by designing and selling products using competitive technology that could render the Company's products obsolete or have a material adverse effect on the Company's sales. For example, Microsoft recently announced the availability of free, via download on the Internet, communications and collaboration software compatible with the Microsoft Internet Explorer. This software product, which enables real-time communication within a workgroup, could undermine the Company's ability to market its Timbuktu Pro collaboration software. In addition, Netscape also recently announced its plan to offer software that enables dispersed workgroups to collaborate in the work environment. Accordingly, there can be no assurance that the Company can continue to market its collaboration software, which would have a material and adverse effect on the Company's business, operating results and financial condition. In addition, several of the Company's current competitors recently have introduced free guaranteed service and support programs that appear to be similar to the Company's Up & Running, Guaranteed! program. As a result, there can be no assurance that the Company can continue to charge a fee for this support program, which could have a material and adverse effect upon the Company's business, operating results and financial condition. The markets in which the Company competes currently are subject to intense price competition and the Company expects additional price and product competition as other established and emerging companies enter these markets and new products and technologies are introduced. Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive factors faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition.

  Farallon believes that the principal competitive factors in its markets are:
(1) product feature, function and reliability, (2) ease of use, (3) customer service and support, (4) price and performance, (5) timeliness of new product introductions, (6) brand name recognition, (7) strategic alliances, (8) size and scope of distribution channels, (9) breadth of product line, and (10) size of installed customer base. While the Company believes, in general, that it currently competes favorably with regard to these factors there can be no assurance that the Company will be able to compete successfully in the future, the failure of which would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors-- Dependence on Apple; Competition with Apple Products" and "--Competition."

PROPRIETARY RIGHTS AND TECHNOLOGY

  The Company's ability to compete is dependent in part on its proprietary rights and technology. The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality or license agreements with its employees, resellers, distributors, customers and potential customers and limits access to the distribution of its software, hardware designs, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology. The Company currently has nine issued United States patents, one pending United States patent application, and one pending application for patent in each of Canada and Australia and within the European Patent Office. There can be no assurance that the Company's patents will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications, whether or not being currently challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the patents owned by the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy is expected to be a persistent problem. In selling its software products, the Company relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, it is possible that such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology.

  The Company relies upon certain software, firmware and hardware designs that it licenses from third parties, including firmware that is integrated with the Company's internally developed firmware and used in the Company's products to perform key functions. There can be no assurance that these third-party licenses will continue to be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, such licenses could result in shipment delays or reductions until equivalent firmware could be developed, identified, licensed and integrated which would materially and adversely affect the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Proprietary Rights and Technology."

LEGAL MATTERS

  From time to time, the Company has received claims of infringement of other parties' proprietary rights. Although the Company believes that all such claims received to date are immaterial, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products. The Company expects that it will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segments grow and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially and adversely affected. See "Risk Factors--Dependence on Proprietary Rights and Technology."

  In the past, Farallon has found it necessary to file suit to protect its proprietary rights. Such litigation has resulted in, and any litigation in the future can be expected to result in, substantial costs to Farallon and a diversion of efforts of Farallon's personnel. In 1993, the Company filed suit asserting that a competitor infringed its patented technology, and filed an International Trade Commission action asserting that products imported into the United States infringed Farallon's patented technology. Although both actions were resolved favorably for the Company, there can be no assurance that future litigation actions, if brought, will result in favorable outcomes. See "Risk Factors--Dependence on Proprietary Rights and Technology."

  From time to time, the Company may be involved in litigation or administrative claims arising out of its operations in the normal course of business. For example, the Company recently terminated negotiations with a manufacturer of router products regarding a potential acquisition. Shortly thereafter, the Company received correspondence from such manufacturer's counsel asserting that the Company's termination of negotiations was improper and demanding that Farallon either consummate an acquisition for cash and stock or license from such manufacturer certain technology. The Company believes that any potential claim by such manufacturer, if brought, would be entirely without merit and the Company is prepared to vigorously defend any such claim. See "Risk Factors--Litigation."

MANUFACTURING AND SUPPLIERS

  The Company's manufacturing operations consist primarily of manufacturing engineering, quality assurance, testing, purchasing, material planning, limited final assembly or packaging on certain products and shipping. The Company does not manufacture any of the materials or components used in its products. The Company designs all of the hardware subassemblies for its products and uses the services of contract manufacturers to build these subassemblies and its products to the Company's specifications. Farallon believes that its design standards, quality control procedures, and the quality standards of its suppliers have contributed significantly to the reputation of its products for high performance and reliability. Farallon's manufacturing strategy is to optimize cost, quality, product delivery and operating flexibility through an external manufacturing model that allows the Company to focus resources in areas other than plant management.

  The Company primarily uses five "turnkey" manufacturers for the production and certain testing of all of its hardware products. The manufacturers are located in Colorado, Taiwan, Florida, Utah and California. In addition, a turnkey manufacturer in Seattle, Washington duplicates and packages the Company's software products. The Company believes that there are alternative contract manufacturers that could produce the Company's products. However, it could take a significant amount of time to identify, approve and begin production with an alternative manufacturer. The Company generally purchases turnkey products pursuant to purchase orders and has no contractual relationships with its turnkey manufacturers. There can be no assurance that the Company will not experience reduction or interruption of production due to changes in manufacturer financial stability, priorities or other issues, the occurrence of which would have a material adverse effect on the Company's business, operating results and financial condition.

  The Company also relies upon limited source suppliers for a number of components used in the Company's products, including certain key microprocessors and integrated circuits. There can be no assurance that these suppliers will be able to timely meet the Company's future requirements for manufactured products, components and subassemblies. The Company generally purchases limited source components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components to the Company is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. The Company believes that there are alternative suppliers or alternative components for all of the components contained in its products. However, any extended interruption in the supply of any of the key components currently obtained from a limited source would disrupt its operations and have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company anticipates that it will be necessary to establish additional strategic relationships in the future, in particular with additional national ISPs, and there can be no assurance that the Company will be able to establish such alliances or that such alliances will result in increased revenues. See "Risk Factors--Dependence on Strategic Alliances; Dependence on Contract Manufacturers and Limited Source Suppliers" and "Risk Factors--Competition."

FACILITIES

  The Company leases approximately 49,000 square feet of office space for its headquarters in Alameda, California. The lease expires in December 1997. In addition, the Company leases approximately 29,000 square feet of warehouse space in San Leandro, California to accommodate the Company's distribution center which maintains inventory and provides shipping and handling. This lease also expires in December 1997. The Company also leases development office space in San Jose, California and Lawrence, Kansas and maintains an international sales and service office in Paris, France. The Company believes that its existing facilities are adequate for its current needs and that additional space sufficient to meet the Company's needs for the foreseeable future is available on reasonable terms.

EMPLOYEES

  As of March 31, 1996, the Company employed 220 persons, including 54 in sales and marketing, 62 in research and development, 27 in customer service and support, 47 in manufacturing operations, and 30 in general and administrative functions. The Company also contracts with consultants who provide short and long-term services to the Company in various areas. Farallon believes that its relations with its employees are good. None of Farallon's employees is represented by a labor union and the Company has not experienced a work stoppage. The Company believes its business depends to a significant extent on the contributions of its senior management and other key personnel and on Farallon's ability to attract and retain highly qualified personnel. Competition to hire such personnel in Farallon's industry and location is intense. See "Risk Factors--Dependence on Key Personnel."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company, including their ages as of March 31, 1996:

         NAME                AGE          POSITION WITH THE COMPANY
- --------------------         --- ---------------------------------------------
Alan B. Lefkof..............  43 President, Chief Executive Officer and Director
James A. Clark..............  39 Vice President and Chief Financial Officer
Didier Cop..................  41 Vice President of International
Douglas A. Lifton...........  39 Vice President of Business Development
Richard L. Maslana..........  59 Vice President of Operations and General Manager of LAN Products
Thomas A. Skoulis...........  40 Vice President of North America Sales
Stephen M. Solomon..........  40 Vice President and General Manager of Software Products
Michael P. Trupiano.........  40 Vice President of Research and Development, Network Systems
Michael J. Zukerman.........  36 Vice President, General Counsel and Secretary
Reese M. Jones..............  37 Chairman of the Board of Directors
Bandel L. Carano (1)........  34 Director
David F. Marquardt (1)(2)...  47 Director
James R. Swartz (2).........  53 Director

- --------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  Alan B. Lefkof joined the Company as President in August 1991 and has been Chief Executive Officer since November 1994. Prior to joining the Company, Mr. Lefkof spent over nine years at GRiD Systems, a manufacturer of laptop computers, where he served as President from October 1989 to August 1991, Chief Financial Officer from March 1987 to September 1989, and Vice President of Marketing from August 1983 to February 1987. Before joining GRiD Systems, Mr. Lefkof served as a Management Consultant at McKinsey and Company, from July 1977 to January 1982. Mr. Lefkof received a B.S. in computer science from the Massachusetts Institute of Technology in 1975 and an M.B.A. from Harvard Business School in 1977.

  James A. Clark, Vice President and Chief Financial Officer, joined the Company in November 1994. Prior to joining the Company, Mr. Clark was Vice President and Chief Financial Officer at Integral, a developer of large scale, client/server business application software, from November 1985 to November 1994. Before joining Integral, Mr. Clark was Manager of Reporting and International Accounting at MicroPro from April 1984 to November 1985. Mr. Clark received a B.A. in business administration/accounting from California State University at Chico in 1978 and is a Certified Public Accountant.

  Didier Cop, Vice President of International, joined the Company in June 1991. Prior to joining the Company, Mr. Cop was Sales and Marketing Manager for Mood Media, a multimedia and advertising system company, from August 1990 to May 1991. Before joining Mood Media, Mr. Cop was General Manager for Southern Europe Sales with General Parametrics. Mr. Cop received a degree in business administration from E.S.S.E.C. in France, in 1976.

  Douglas A. Lifton, Vice President of Business Development, joined the Company in February 1995. Prior to joining the Company, Mr. Lifton spent nine years with Digital Communications Associates ("DCA"), a communication products company, where he held Director positions for Remote Access Sales, Third Party

Business Development, and Product Management from January 1989 to February 1995. In addition, Mr. Lifton held other management positions at DCA from January 1986 to January 1989. Mr. Lifton received a B.S. in economics from Allegheny College in 1979 and an M.B.A. from Boston College in 1982.

  Richard L. Maslana, Vice President of Operations and General Manager of LAN products, joined the Company in November 1993. Prior to joining the Company, Mr. Maslana was General Manager of Capetronics from November 1991 to November 1993. Before joining Capetronics, Mr. Maslana spent several years at U.S. Design where he served as Executive Vice President and General Manager from April 1986 to June 1991, and as Senior Vice President, Operations from March 1986 to March 1988. Mr. Maslana received a B.S. in business administration from Pacific Western University in 1977 and completed General Electric's Manufacturing Studies Program.

  Thomas A. Skoulis, Vice President of North American Sales, joined the Company in September 1991. Prior to joining the Company, Mr. Skoulis held various sales management positions with 3Com from March 1988 to September 1991. Before joining 3Com, Mr. Skoulis also held the position of Senior Sales Representative at Digital Equipment from June 1980 to March 1988. Mr. Skoulis received a B.A. in business administration from Miami University in Oxford, Ohio, in 1980.

  Stephen M. Solomon, Vice President and General Manager of Software Products, joined the Company in January 1991. Prior to joining the Company, Mr. Solomon held senior software engineering positions at Xerox Imaging Systems from January 1990 to January 1991, and Glycomed from August 1988 to January 1990. Prior to that, Mr. Solomon held the position of Software Engineer at Server Technology from January 1986 to August 1988.

  Michael P. Trupiano, Vice President of Research and Development, Network Systems, joined the Company in May 1992. Prior to joining the Company, Mr. Trupiano was Director of R&D/Product Marketing at Verifone, a transaction processing products company, from January 1989 to May 1992. Before joining Verifone, Mr. Trupiano was Vice President of Engineering at Isix from June 1987 to December 1989, and was Director of Engineering at Amtel Systems from January 1984 to June 1987. Mr. Trupiano received a B.S. in electrical engineering and computer science from Santa Clara University in 1978.

  Michael J. Zukerman, Vice President, General Counsel and Secretary, joined the Company in September 1989. Before joining the Company, Mr. Zukerman practiced law with Brobeck, Phleger & Harrison, a San Francisco law firm, from June 1986 to September 1989. Mr. Zukerman received a B.A. from the University of California at Berkeley in 1981 and a J.D. from the American University, Washington College of Law in 1985.

  Reese M. Jones, founder of the Company, has served as Chairman of the Board of Directors of the Company since inception, and served as President of the Company from inception to August 1991 when Mr. Lefkof was appointed President. Mr. Jones served as Chief Executive Officer of the Company from the date of the Company's incorporation until Mr. Lefkof was appointed Chief Executive Officer in November 1994. Mr. Jones currently serves on the Board of Directors of a number of privately held companies. Mr. Jones received a B.A. in biophysics from the University of California at Berkeley in 1982.

  Bandel L. Carano has been a director of the Company since 1992. Mr. Carano joined Oak Investment Partners, a venture capital firm, in October 1985 as an associate and was elected a General Partner of Oak Investment Partners III in July 1987. Mr. Carano currently serves as a director of Digital Sound and Polycom. Mr. Carano received a B.S. and an M.S. in electrical engineering from Stanford University in 1983.

  David F. Marquardt has been a director of the Company since 1990. Mr. Marquardt is a founding general partner of August Capital, formed in 1995 and has been a general partner of various Technology Venture Investors ("TVI") entities since August 1980. August Capital and the TVI entities are all private venture capital partnerships. Mr. Marquardt currently serves on the Board of Directors of Auspex Systems, Microsoft, Visioneer and a number of privately held companies. Mr. Marquardt received a B.S. in mechanical engineering from Columbia University in 1973 and an M.B.A. from Stanford University in 1979.

  James R. Swartz has been a director of the Company since 1992. Mr. Swartz currently serves as Managing General Partner of Accel Partners, a venture capital firm, which he founded in September 1983. Mr. Swartz currently serves on the Board of Directors of Remedy, PictureTel and Polycom. Mr. Swartz is a graduate of Harvard University with a concentration in Engineering Sciences and Applied Physics and received an M.S. in Industrial Administration from Carnegie Mellon University.

  All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

DIRECTOR COMPENSATION

  Members of the Company's Board of Directors do not receive compensation for their services as directors. The Company's 1996 Stock Option Plan provides that options shall be granted to non-employee directors of the Company. See "--1996 Stock Option Plan."

EXECUTIVE COMPENSATION

  The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer and the four other most highly compensated officers whose salary and bonus for the 1995 fiscal year were in excess of $100,000 (collectively, the "Named Officers"), for services rendered in all capacities to the Company and its subsidiary for that fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                    LONG-TERM
                                                   COMPENSATION
                                                      AWARDS
                                                   ------------
                             ANNUAL COMPENSATION    SECURITIES
                             ---------------------  UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY (1)   BONUS    OPTIONS (#)  COMPENSATION (2)
- ---------------------------  --------------------- ------------ ----------------
Alan B. Lefkof..............  $  235,945 $  38,155    25,000         $6,600
  President and Chief
Executive Officer
Steven M. Bauman (3)........     151,396    26,415    10,000          7,550
  Vice President and General
   Manager of Software
   Products
Richard L. Maslana..........     152,579    36,415    45,000          6,000
  Vice President of
   Operations and General
   Manager of LAN Products
Didier Cop (4)(5)...........     112,650    56,721    27,000          3,571
  Vice President of
International
Michael P. Trupiano.........     124,293    18,197    35,000          6,000
  Vice President of Research
   and Development, Network
   Systems

- --------------
(1) Salary includes amounts deferred under the Company's 401(k) Plan.

(2) Represents car allowances.

(3) Mr. Bauman terminated employment with the Company in October 1995. Stephen
    M. Solomon was promoted to Vice President and General Manager of Software Products from Vice President, Software Products at the time of Mr. Bauman's termination; Mr. Solomon's annual salary is currently set at $134,000.

(4) Mr. Cop's compensation was paid in French francs and converted into U.S. dollars based on an average exchange rate per quarter.

(5) Bonus includes commissions earned during fiscal 1995 of $44,011.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table contains information concerning the stock option grants made to each of the Named Officers in the fiscal year ended September 30, 1995. No stock appreciation rights were granted to these individuals during such year.

                                                                             POTENTIAL REALIZABLE
                                                                               VALUE AT ASSUMED
                           NUMBER OF             INDIVIDUAL GRANTS               ANNUAL RATES
                                        ------------------------------------    OF STOCK PRICE
                           SECURITIES     % OF TOTAL                           APPRECIATION FOR
                           UNDERLYING   OPTIONS GRANTED EXERCISE                OPTION TERM (4)
                            OPTIONS     TO EMPLOYEES IN PRICE PER EXPIRATION ---------------------
NAME                     GRANTED (#)(1)    1995 (2)     SHARE (3)    DATE        5%        10%
- ----                     -------------- --------------- --------- ---------- ---------- ----------
Alan B. Lefkof..........     25,000          4.83%        $1.60     5/30/05  $   25,156    $63,750
  President and Chief
   Executive Officer
Steven M. Bauman........     10,000          1.93          1.60     5/30/05      10,062     25,500
  Vice President and
   General Manager of
   Software Products
Richard L. Maslana......     35,000          6.76          1.20    12/06/04      26,414     66,937
  Vice President of          10,000          1.93          1.60     5/30/05      10,062     25,500
   Operations and
   General Manager of
   LAN Products
Didier Cop..............      7,500          1.45          1.20    10/24/04       5,660     14,344
  Vice President of
   International              2,500          0.48          1.60     4/11/05       2,516      6,375
                             10,000          1.93          1.60     5/30/05      10,062     25,500
                              7,000          1.35          1.60     5/30/05       7,044     17,850
Michael P. Trupiano.....     20,000          3.86          1.20    10/24/04      15,093     38,250
  Vice President of          12,500          2.41          1.60     5/30/05      12,578     31,875
   Research and
  Development, Network        2,500          0.48          1.60     5/30/05       2,516      6,375
   Systems

- --------------
(1) The options for the following number of shares listed in the table: Mr.
    Lefkof: 25,000, Mr. Bauman: 10,000, Mr. Maslana: 10,000, Mr. Trupiano:
    12,500, and Mr. Cop: 7,000 become exercisable in annual and quarterly installments over four years. Each of the other options listed in the table become exercisable in annual and quarterly installments over five years, except that the 2,500-share options granted to Messrs. Trupiano and Cop become exercisable in full at the end of nine years from the grant date subject to acceleration upon the optionee's achievement of certain milestones. All outstanding options will terminate upon an acquisition of the Company by merger or asset sale unless the acquiring company assumes the outstanding options.

(2) Based on options exercisable for an aggregate of 517,975 shares granted in the 1995 fiscal year.

(3) The exercise price may be paid in cash or in shares of the Company's Common Stock valued at fair market value on the exercise date. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table sets forth information concerning the shares acquired and the value realized upon the exercise of stock options during the 1995 fiscal year and the year-end number and value of unexercised options with respect to each of the Named Officers. No stock appreciation rights were exercised by the Named Officers in the 1995 fiscal year or were outstanding at the end of that year.

                                                                                     VALUE OF
                                                           NUMBER OF                UNEXERCISED
                                                     SECURITIES UNDERLYING         IN-THE-MONEY
                                                      UNEXERCISED OPTIONS             OPTIONS
                            SHARES                 AT SEPTEMBER 30, 1995 (#) AT SEPTEMBER 30, 1995 (2)
                         ACQUIRED ON     VALUE     ------------------------- -------------------------
NAME                     EXERCISE (#) REALIZED (1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                     ------------ ------------ ----------- ------------- ----------- -------------
Alan B. Lefkof..........    12,000       $2,400      175,850      74,150      $104,740      $28,860
Steven M. Bauman........     5,000        1,000       57,750      47,250        31,200       18,800
Richard L. Maslana......         0          --        22,000      88,000         8,800       31,200
Didier Cop..............         0          --         7,750      32,250         3,780        5,220
Michael P. Trupiano.....         0          --        11,000      44,000         4,400       11,600

- --------------
(1) Market price at exercise less exercise price.

(2) Based on the fair market value of the Company's Common Stock at September 30, 1995 ($1.60 per share), as determined by the Company's Board of Directors, less the exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company's Board of Directors (the "Compensation Committee"), as of March 31, 1996, consists of Messrs. Marquardt and Swartz. During the 1995 fiscal year, the Compensation Committee consisted of Messrs. Jones, Lefkof and Marquardt. Both Messrs. Jones and Lefkof were officers and employees of the Company during the fiscal year ended September 30, 1995. Neither Mr. Marquardt nor Mr. Swartz was at any time during the fiscal year ended September 30, 1995, or at any other time, an officer or employee of the Company. No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EXECUTIVE BONUS PLAN

  The Company has adopted a bonus program pursuant to which selected full-time employees are eligible for annual cash bonuses based upon a combination of the Company having achieved specified financial objectives and the employee having met specified individual performance objectives.

STOCK BONUS PLAN

  The Company has adopted a stock bonus program pursuant to which selected employees are eligible for stock awards based upon such individual's contributions to the Company.

1996 STOCK OPTION PLAN

  The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors on April 16, 1996, subject to stockholder approval, as the successor to the 1987 Restated Stock Option Plan ("1987 Plan"). The Company has reserved 2,166,995 shares for issuance under the 1996 Plan. This share reserve is comprised of (i) the 1,666,995 shares that were available for issuance under the 1987 Plan, plus (ii) an increase of 500,000 shares. Shares of Common Stock subject to outstanding options, including options granted under the 1987 Plan, which expire or terminate prior to exercise will be available for future issuance under the 1996 Plan.

  Under the 1996 Plan, employees (including officers) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors will be eligible solely for automatic option grants under the 1996 Plan.

  The 1996 Plan will be administered by the Compensation Committee after the effective date of this offering. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. In addition, options for up to 10,000 shares of Common Stock may be granted under the 1996 Plan to individuals who are not officers or directors by a Stock Option Committee, which currently has as its sole member Alan B. Lefkof, the Company's Chief Executive Officer. In no event, however, may any one participant in the 1996 Plan acquire shares of Common Stock under the 1996 Plan in excess of 500,000 shares over the period beginning on the effective date of the 1996 Plan and ending on June 30, 1999.

  The exercise price for options granted under the 1996 Plan may be paid in cash or in outstanding shares of Common Stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may also permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any Federal or state income and employment taxes incurred by reason of the option exercise.

  Each option granted to an officer of the Company subject to the short-swing profit restrictions of the Federal securities laws may include a special stock appreciation right which provides that, upon the acquisition of more than 50% of the Company's outstanding voting stock pursuant to a hostile tender offer, such option, if outstanding for at least six months and to the extent vested, may be unconditionally surrendered in exchange for a cash distribution to the officer based upon the tender offer price per share of Common Stock at the time subject to the surrendered option.

  The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1996 Plan in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

  In the event the Company is acquired by merger, consolidation or asset sale, the shares of Common Stock subject to each option outstanding at the time under the 1996 Plan will immediately vest in full, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the acquiring entity, and options will accelerate to the extent not assumed by the acquiring entity. If the acquiring entity assumes the options and an optionee is involuntarily terminated within 12 months following the date of the acquisition, the optionee's options will automatically accelerate, and the options will fully vest following the involuntary termination. In addition, the Compensation Committee has the discretion to accelerate the vesting of options that are assumed by the acquiring entity.

  Under the automatic grant program, each individual serving as a non-employee director will receive on the effective date of this offering, and each individual who first joins the Board as a non-employee director on or after the effective date of this offering will receive at that time, an automatic option grant for 25,000 shares of Common Stock. Each option will have an exercise price equal to the fair market value of the Common Stock on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. The option will be immediately exercisable for all of the shares but the shares will be subject to repurchase at original cost. The shares will vest in five annual installments. However, vesting of the shares will automatically accelerate upon (i) an acquisition of the Company by merger, consolidation or asset sale,
(ii) a hostile take over of the Company effected by tender offer for more than 50% of the outstanding voting stock or proxy contest for Board membership or
(iii) the death or disability of the optionee while serving as a Board member.

  In the event that more than 50% of the Company's outstanding voting stock were to be acquired pursuant to a hostile tender offer, each automatic option grant which has been outstanding for at least six months (whether or not the optionee is otherwise at the time vested in those shares) shall be automatically canceled in return for a cash distribution from the Company based upon the tender offer price per share of Common Stock at the time subject to the surrendered option.

  The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on April 15, 2006, unless sooner terminated by the Board.

EMPLOYEE STOCK PURCHASE PLAN

  The Company expects to adopt before this offering an Employee Stock Purchase Plan (the "Purchase Plan"), subject to approval by the stockholders. A total of 300,000 shares of Common Stock will be reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by 24-month offerings with purchases occurring at six-month intervals, commencing on the closing of this offering. The Purchase Plan will be administered by the Compensation Committee. Employees will be eligible to participate if they are employed by the Company for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation, nor more than 2,000 shares per participant on any purchase date. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without stockholder approval, materially increase the number of shares of Common Stock available for issuance, alter the purchase price formula so as to reduce the purchase price payable for shares of Common Stock, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan will in all events terminate in July 2006.

CHANGE IN CONTROL ARRANGEMENTS

  The Compensation Committee, as Plan Administrator of the 1996 Plan, has the authority to provide for accelerated vesting of the shares of Common Stock subject to outstanding options held by the Named Officers and any other executive officer in connection with certain changes in control of the Company or the subsequent termination of the officer's employment following the change in control event.

  None of the Named Officers have employment agreements with the Company, and their employment may be terminated at any time. However, the Company has entered into an agreement with Messrs. Lefkof, Clark, Maslana, Solomon, Trupiano and Zukerman which provides for acceleration of vesting of option shares as if the officer remained employed for 12 additional months in the event the officer's employment is involuntarily terminated following certain acquisitions or changes in control of the Company. In addition, Messrs. Clark and Maslana will receive severance pay equal to 12 months salary and Messrs. Lefkof, Solomon, Trupiano and Zukerman will receive severance pay equal to six months salary upon any such termination.

                             CERTAIN TRANSACTIONS

  The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  The Company has granted options to certain of its executive officers. See "Management--Option Grants in Last Fiscal Year" and "Principal and Selling Stockholders."

  In 1995, the Company granted to Douglas A. Lifton, Vice President of Business Development, a loan in the principal amount of $60,000 plus interest to help defray the cost of Mr. Lifton's relocation expenses. The principal amount of the loan and any accrued interest thereon shall be forgiven by the Company over three years so long as Mr. Lifton remains employed by the Company.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans (if any), between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership as of March 31, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, of the Common Stock by (i) each person known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each director of the Company, (iii) each Named Officer, (iv) all executive officers and directors as a group, (v) each Selling Stockholder and
(vi) certain other stockholders of the Company.

                                                    SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                    OWNED PRIOR TO THE       NUMBER     OWNED AFTER THE
                                                      OFFERING (1)(2)       OF SHARES   OFFERING (1)(2)
                                                    -----------------------   BEING   -----------------------
NAME OF BENEFICIAL OWNER                              NUMBER     PERCENT     OFFERED    NUMBER     PERCENT
- ------------------------                              ------     ----------  -------    ------     -------
Reese M. Jones (3)................................     2,929,555     31.5%   378,400     2,551,155     23.6%
  c/o Farallon Communications, Inc.
  2470 Mariner Square Loop
  Alameda, California 94501
Technology Venture Investors-4, L.P. (4)..........     1,201,410     12.9         --     1,201,410     11.1
  2480 Sand Hill Road, Suite 101
  Menlo Park, CA 94025
Entities affiliated with Accel III, L.P. (5)......     1,026,524     11.0         --     1,026,524      9.5
  One Embarcadero Center, Suite 3820
  San Francisco, CA 94111
Entities affiliated with Oak Investment Partners       1,026,524     11.0         --     1,026,524
V, L.P. (6).......................................                                                      9.5
  One Gorham Island
  Westport, CT 06880
Kelley L. Yanes (7)...............................       500,000      5.4     25,000       475,000      4.4
Entities affiliated with Hummer Winblad Venture
 Partners, L.P. ..................................       370,191      4.0         --       370,191      3.4
Entities affiliated with New Enterprise
Associates, L.P...................................       355,094      3.8         --       355,094      3.3
Entities affiliated with Sequoia Capital, L.P.....       330,835      3.6         --       330,835      3.1
Alan B. Lefkof (8)................................       236,400      2.5         --       236,400      2.1
Steven M. Bauman (9)..............................        62,750        *         --        62,750        *
Richard L. Maslana (10)...........................        39,750        *      2,250        37,500        *
Michael P. Trupiano (11)..........................        22,000        *         --        22,000        *
Didier Cop (12)...................................        11,750        *         --        11,750        *
Bandel L. Carano (13).............................     1,026,524     11.0         --     1,026,524      9.5
David F. Marquardt (14)...........................     1,201,410     12.9         --     1,201,410     11.1
James R. Swartz (15)..............................     1,026,524     11.0         --     1,026,524      9.5
All directors and officers as a group (13 persons)
(16)..............................................     6,677,800     68.8    380,650     6,297,150     56.2
OTHER SELLING STOCKHOLDERS
- --------------------------
Bradley A. Adams (17).............................        29,000        *      2,500        26,500        *
Georganne Benesch (18)............................         8,750        *      2,000         6,750        *
Danny E. Brewer...................................        26,350        *      2,550        23,800        *
Lisa A. Cort......................................        20,000        *     10,000        10,000        *
Marc Epard (19)...................................       118,674      1.3     12,500       106,174        *
Jesus Fortez......................................         2,500        *        250         2,250        *
Roger B. Haack (20)...............................        53,382        *      6,000        47,382        *
Brooke A. Hauch (21)..............................        17,275        *      1,750        15,525        *
Robert K. Herrington..............................       170,890      1.8     15,000       155,890      1.4
Robert Lewis (22).................................         2,500        *        300         2,200        *
Joseph S. Lima (23)...............................        17,125        *      1,500        15,625        *
Kevin O'Keefe (24)................................         5,697        *      1,000         4,697        *
Sam Roberts (25)..................................       104,250      1.1     10,000        94,250        *
Barbara Faison Tien (26)..........................        42,125        *      4,000        38,125        *
Harold Webber, Jr.................................       140,000      1.5     25,000       115,000      1.1

- ----------------
* Less than 1% of the outstanding shares of Common Stock.

- ------------------
 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.
 (2) Percentage of beneficial ownership is calculated assuming 9,307,085 shares of Common Stock were outstanding on March 31, 1996. This percentage also includes Common Stock of which such individual or entity has the right to acquire beneficial ownership within 60 days of March 31, 1996, including but not limited to the exercise of an option; however, such Common Stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity. The number of shares outstanding after this offering includes the 1,500,000 shares of Common Stock being offered for sale by the Company in this offering, and assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

 (3) Includes 200,000 shares of Common Stock held by the Reese M. Jones 1996 Charitable Remainder Unitrust, some of which may be sold in this offering.
 (4) Includes 1,201,410 shares held by entities affiliated with Technology Venture Investors-4, L.P., a limited partnership ("TVI-4"). Mr. Marquardt is a general partner of TVI Management-4, L.P., a limited partnership ("TVI Management"), which is the general partner of TVI-4. Mr. Marquardt disclaims beneficial ownership of the shares held by TVI-4 and its affiliated entities except to the extent of his pecuniary interest therein arising from his general partnership in TVI Management.

 (5) Includes 882,812 shares held by Accel III L.P. ("Accel"), a limited partnership; 61,591 shares held by Accel Investors '92 L.P., a limited partnership; and 82,121 shares held by Accel Japan L.P., a limited partnership. Mr. Swartz, a director of the Company, is a general partner or a general partner of the respective general partner of Accel, Accel Investors '92 L.P. and Accel Japan L.P. Mr. Swartz disclaims beneficial ownership of the securities held by these entities except to the extent of his pecuniary interest.

 (6) Includes 1,004,030 shares held by Oak Investment Partners V, L.P. ("Oak Investment"), a limited partnership, and 22,494 shares held by Oak V Affiliates Fund, L.P., a limited partnership. Mr. Carano, a director of the Company, is a general partner of Oak Investment and Oak V Affiliates Fund, L.P. Mr Carano disclaims beneficial ownership of the securities held by these entities except to the extent of his pecuniary interest therein arising from his partnership interest in Oak Investment and Oak V Affiliates Fund, L.P.
 (7)  Ms. Yanes' mailing address is P.O. Box 6931, Moraga, CA 94570.
 (8) Includes 25,000 shares of Common Stock held by Alan B. Lefkof and Ann Gordon Lefkof, Trustees of the Lefkof Family Trust of 1992, as amended, and includes 211,400 shares in the form of stock options exercisable within 60 days of March 31, 1996.
 (9) Includes 48,750 shares of Common Stock held by Steven M. Bauman and Ina
     U. Bauman, Trustees of the Steven M. Bauman & Ina U. Bauman Declaration of Trust dated 2/17/87.
(10) Includes 32,750 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(11) Includes 22,000 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(12) Includes 11,750 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(13) Includes 1,026,524 shares beneficially owned by affiliated entities of Oak Investment, of which Mr. Carano disclaims beneficial ownership except as set forth above. See Note (6).
(14) Includes 1,201,410 shares beneficially owned by TVI-4, of which Mr. Marquardt disclaims beneficial except as set forth above. See Note (4).
(15) Includes 1,026,524 shares beneficially owned by affiliated entities of Accel, of which Mr. Swartz disclaims beneficial ownership except as set forth above. See Note (5).
(16) Includes 402,039 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(17) Includes 2,500 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(18) Includes 8,750 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(19) Includes 13,500 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(20) Includes 3,500 shares held by Mr. Haack for the benefit of his children.
(21) Includes 15,525 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(22) Includes 2,500 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(23) Includes 2,125 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(24) Includes 5,697 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(25) Includes 3,750 shares in the form of stock options exercisable within 60 days of March 31, 1996.
(26) Includes 2,125 shares in the form of stock options exercisable within 60 days of March 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value, after giving effect to the amendment of the Company's Certificate of Incorporation to delete references to Series A, Series B and Series C Preferred Stock which will occur upon conversion of such Preferred Stock into Common Stock upon the closing of this offering and the subsequent authorization of shares of undesignated Preferred Stock as described below.

COMMON STOCK

  As of March 31, 1996, there were 3,715,878 shares of Common Stock outstanding that were held of record by approximately 243 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock, except for 10,714 shares of Common Stock which are redeemable at the option of the stockholder. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

  As of March 31, 1996, there were 5,591,207 shares of Preferred Stock of the Company. Upon consummation of this offering, each share of the Company's Preferred Stock will convert into Common Stock at a one-to-one ratio.

  Upon completion of this offering, the Company's Certificate of Incorporation will authorize 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

 Certificate of Incorporation

  Under the Company's Certificate of Incorporation, the Board of Directors has the power to authorize the issuance of up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common stock and may adversely affect the market price of and the voting and other rights of the holders of the Common Stock. In addition, the Certificate of Incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. These provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions, however, could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation and Delaware Law."

 Delaware Takeover Statute

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the holders (or their permitted transferees) ("Holders") of approximately 7,302,022 shares of Common Stock and as of the date of this Prospectus (assuming no exercise of options after March 31, 1996), the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided, among other conditions, that the underwriters have the right to limit the number of such shares included in the registration. In addition, certain of the Holders may require the Company at its expense on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, certain of the Holders may require the Company at its expense to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Chemical Mellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 10,807,085 shares of Common Stock outstanding (assuming no exercise of options after March 31, 1996). Of these shares, the 2,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144, as promulgated under the Securities Act ("Rule 144") described below.

SALES OF RESTRICTED SHARES

  Upon completion of this offering, the remaining 8,807,085 shares of Common Stock will be deemed restricted shares ("Restricted Shares") under Rule 144. The number of Restricted Shares available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Cowen & Company. On the date of this Prospectus, 67,685 Restricted Shares in addition to the 2,000,000 shares offered hereby will be eligible for sale and 90 days after the date of this Prospectus an additional 51,250 Restricted Shares will be eligible for sale. Beginning 180 days after the date of this Prospectus (or earlier with the consent of Cowen & Company), an additional 8,208,150 Restricted Shares will become available for sale in the public market subject to certain limitations of Rule 144 and 360 days after the date of this Prospectus an additional 480,000 Restricted Shares will be eligible for sale.

  In general, under Rule 144, as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner other than an Affiliate), including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock which does not exceed the greater of one percent of the then-outstanding shares of Common Stock of the Company (approximately 108,071 shares after giving effect to this offering) and the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain restrictions relating to volume limitations, manner of sale, notice and the availability of current public information about the Company. In addition, Affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock that are not Restricted Shares. Under Rule 144(k), a person who is not an Affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years (including the holding period of any prior owner other than an Affiliate), would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale, notice or other requirements of Rule 144. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 prior to effecting a transfer of such shares.

  Prior to this offering, there has been no public market for the Common Stock of the Company and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

OPTIONS

  As of March 31, 1996, options to purchase a total of 1,372,050 shares of Common Stock pursuant to the 1987 Plan were outstanding and exercisable. Of the 1,372,050 shares subject to options, 1,360,300 are subject to Lock-up Agreements. See "Lock-up Agreements." An additional 294,945 shares of Common Stock were available as of March 31, 1996 for future option grants under the 1987 Plan. In addition, subsequent to March 31, 1996, 500,000 shares were reserved for issuance under the 1996 Plan and 300,000 shares were reserved for issuance under the Purchase Plan. See "Management--1996 Stock Option Plan," "--Employee Stock Purchase Plan," and Notes 6 and 10 of Notes to Consolidated Financial Statements.

  Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issued or issuable pursuant to the Company's 1996 Plan. The Company expects to file the registration statement covering shares offered pursuant to the 1996 Plan and the Purchase Plan concurrently with the effectiveness of this offering. Such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, if applicable.

LOCK-UP AGREEMENTS

  Holders of 8,688,150 shares of Common Stock have agreed that they will not, without the prior written consent of Cowen & Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them or any shares issuable upon exercise of stock options for a period of 180 days from the effective date of this offering. See "Underwriting."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Cowen & Company, Hambrecht & Quist LLC and UBS Securities LLC are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                        NUMBER
    NAME                                                               OF SHARES
    ----                                                               ---------
    Cowen & Company...................................................
    Hambrecht & Quist LLC.............................................
    UBS Securities LLC................................................
                                                                       ---------
        Total......................................................... 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted the Underwriters an option exercisable for up to 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 2,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 2,000,000 shares of Common Stock offered hereby.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, as amended, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Company's officers and directors, all Selling Stockholders and certain other stockholders and option holders of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's stockholders or other public announcement) of Cowen & Company. Cowen & Company has advised the Company that it has no present intention of releasing any of the Company's stockholders or optionholders from such lock-up agreements until the expiration of such 180-day period. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales in excess of five percent of the shares offered hereby to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiation among the Company, the Selling Stockholders and the

Representatives. Among the factors to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stage of development of other companies that the Company, the Selling Stockholders and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission, Washington D.C. 20549, a Registration Statement on Form S-1 under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the full text of such contract or other document which is filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the charges prescribed by the Commission.

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Palo Alto, California. Pillsbury Madison & Sutro LLP, Menlo Park, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

  The consolidated financial statements and schedule of Farallon Communications, Inc. as of September 30, 1995 and 1994, and for each of the years in the three-year period ended September 30, 1995, have been included in this Prospectus and Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                         FARALLON COMMUNICATIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of September 30, 1994, 1995 and March 31,
1996...................................................................... F-3
Consolidated Statements of Operations for the Years Ended September 30,
 1993, 1994 and 1995,
 and the Six Months Ended March 31, 1995 and 1996......................... F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 September 30, 1993, 1994, 1995 and the Six Months Ended March 31, 1996... F-5
Consolidated Statements of Cash Flows for the Years Ended September 30,
 1993, 1994 and 1995, and the Six Months Ended March 31, 1995 and 1996.... F-6
Notes to Consolidated Financial Statements................................ F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors Farallon Communications, Inc. and subsidiary:

  We have audited the accompanying consolidated balance sheets of Farallon Communications, Inc. and subsidiary (the Company) as of September 30, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farallon Communications, Inc. and subsidiary as of September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Francisco, California
November 20, 1995

    FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         SEPTEMBER 30,             MARCH 31, 1996
                                        ---------------- MARCH 31,   PRO FORMA
                                         1994     1995     1996       (NOTE 1)
                                        -------  ------- --------- --------------
                 ASSETS                                        (UNAUDITED)
 Current assets:
   Cash and cash equivalents..........  $ 2,767  $13,963  $14,079     $14,079
   Short-term investments.............   11,844    3,680      504         504
   Trade accounts receivable, less
      allowance for doubtful accounts
      and returns of $920, $1,254,
      $1,238 and $1,238, respectively.    7,108    7,724    8,161       8,161
   Inventories........................    4,394    4,758    7,001       7,001
   Deferred tax asset.................       --       --    1,886       1,886
   Prepaid expenses and other current
    assets............................      412    1,005    1,020       1,020
                                        -------  -------  -------     -------
     Total current assets.............   26,525   31,130   32,651      32,651
 Furniture, fixtures, and equipment,
  net.................................    2,572    2,457    2,840       2,840
 Deposits and other assets............      192      285      743         743
                                        -------  -------  -------     -------
                                        $29,289  $33,872  $36,234     $36,234
                                        =======  =======  =======     =======
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Accounts payable...................  $ 3,668  $ 6,841  $ 5,815     $ 5,815
   Accrued compensation...............    1,584    1,482    1,615       1,615
   Accrued liabilities................      803      701      568         568
   Deferred income....................      294      168      433         433
   Other short-term liabilities.......      607      183      244         244
                                        -------  -------  -------     -------
     Total current liabilities........    6,956    9,375    8,675       8,675
                                        -------  -------  -------     -------
 Long-term debt.......................      306       --       --          --
 Other long-term liabilities..........      383      218      131         131
                                        -------  -------  -------     -------
     Total liabilities................    7,645    9,593    8,806       8,806
                                        -------  -------  -------     -------
 Redeemable common stock; 10,714
 shares outstanding...................       --       --      133          --
 Commitments and contingencies
 Stockholders' equity:
   Preferred stock:
   Stated value $0.001 per share;
      7,500,000 shares authorized;
      5,550,899, 5,591,207, and
      5,591,207 shares issued and
      outstanding, respectively;
      aggregate liquidation preference
      of $28,116 as of March 31, 1996;
      5,000,000 shares authorized,
      none issued and outstanding on a
      pro forma basis.................        6        6        6          --
   Common stock:
   Stated value $0.001 per share;
      15,000,000 shares authorized;
      3,470,495, 3,624,231 and
      3,705,164 shares issued and
      outstanding, respectively;
      25,000,000 shares authorized,
      9,307,085 shares issued and
      outstanding on a pro forma
      basis...........................        3        4        4           9
   Additional paid-in capital.........   23,862   23,990   24,215      24,349
   Deferred compensation..............       --       --      (84)        (84)
   Retained earnings (deficit)........   (2,227)     279    3,154       3,154
                                        -------  -------  -------     -------
     Total stockholders' equity.......   21,644   24,279   27,295      27,428
                                        -------  -------  -------     -------
                                        $29,289  $33,872  $36,234     $36,234
                                        =======  =======  =======     =======

          See accompanying notes to consolidated financial statements.

    FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
                                   OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              SIX MONTHS
                                                                 ENDED
                                YEARS ENDED SEPTEMBER 30,      MARCH 31,
                               ---------------------------- ---------------
                                 1993       1994     1995    1995    1996
                               ---------  -------- -------- ------- -------
                                                              (UNAUDITED)
Revenues:
  Internet/Intranet products.  $      --  $  5,310 $  6,569 $ 3,188 $ 6,442
  LAN products...............     48,425    51,691   50,620  26,359  23,003
                               ---------  -------- -------- ------- -------
    Total revenues...........     48,425    57,001   57,189  29,547  29,445
Cost of revenues:
  Internet/Intranet products.         --       447      674     315   1,238
  LAN products...............     24,302    30,368   28,842  14,722  13,942
                               ---------  -------- -------- ------- -------
    Total cost of revenues...     24,302    30,815   29,516  15,037  15,180
                               ---------  -------- -------- ------- -------
    Gross profit.............     24,123    26,186   27,673  14,510  14,265
                               ---------  -------- -------- ------- -------
Operating expenses:
  Research and development...      7,434     6,671    8,429   4,022   4,315
  Selling and marketing......     14,087    13,983   13,691   6,765   7,582
  General and administrative.      3,216     3,228    2,888   1,488   1,841
  Restructuring costs........      1,048        --       --      --      --
                               ---------  -------- -------- ------- -------
    Total operating expenses.     25,785    23,882   25,008  12,275  13,738
                               ---------  -------- -------- ------- -------
    Operating income (loss)..     (1,662)    2,304    2,665   2,235     527
                               ---------  -------- -------- ------- -------
Other income, net............        249       291      815     324     433
                               ---------  -------- -------- ------- -------
  Income (loss) before income
taxes........................     (1,413)    2,595    3,480   2,559     960
Income tax expense (benefit).          1       408      974     716  (1,915)
                               ---------  -------- -------- ------- -------
  Net income (loss)..........   $ (1,414) $  2,187 $  2,506 $ 1,843 $ 2,875
                               =========  ======== ======== ======= =======
Pro forma net income per
share data (Note 1):
  Pro forma net income per
share........................                      $   0.25 $  0.19 $  0.27
                                                   ======== ======= =======
  Weighted average shares
     used in per share
     computation.............                         9,891   9,841  10,477
                                                   ======== ======= =======


          See accompanying notes to consolidated financial statements.

    FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             FOREIGN
                           PREFERRED STOCK    COMMON STOCK   ADDITIONAL DEFERRED RETAINED   CURRENCY       TOTAL
                           ---------------- ----------------  PAID-IN   COMPEN-  EARNINGS  TRANSLATION STOCKHOLDERS'
                            SHARES   AMOUNT  SHARES   AMOUNT  CAPITAL    SATION  (DEFICIT) ADJUSTMENT     EQUITY
                           --------- ------ --------- ------ ---------- -------- --------- ----------- -------------
 Balances, September 30,
  1992...................  5,373,211  $ 5   2,996,566  $ 3    $23,387     $ --    $(3,000)     $--        $20,395
 Issuance of common stock
  bonus..................         --   --      47,500   --         57       --         --       --             57
 Issuance of common stock
  in license settlement..         --   --      45,000   --         54       --         --       --             54
 Exercise of stock
  options................     39,438   --     131,147   --        113       --         --       --            113
 Net loss................         --   --          --   --         --       --     (1,414)      --         (1,414)
 Functional currency
  change                          --   --          --   --         --       --         --      (29)           (29)
                           ---------  ---   ---------  ---    -------     ----    -------      ---        -------
 Balances, September 30,
  1993...................  5,412,649    5   3,220,213    3     23,611       --     (4,414)     (29)        19,176
 Exercise of stock
  options................    138,250    1     250,282   --        251       --         --       --            252
 Net income..............         --   --          --   --         --       --      2,187       --          2,187
 Functional currency
  change.................         --   --          --   --         --       --         --       29             29
                           ---------  ---   ---------  ---    -------     ----    -------      ---        -------
 Balances, September 30,
  1994...................  5,550,899    6   3,470,495    3     23,862       --     (2,227)      --         21,644
 Exercise of stock
  options................     40,308   --     153,486    1        128       --         --       --            129
 Issuance of common stock
  bonus..................         --   --         250   --         --       --         --       --             --
 Net income..............         --   --          --   --         --       --      2,506       --          2,506
                           ---------  ---   ---------  ---    -------     ----    -------      ---        -------
 Balances, September 30,
  1995...................  5,591,207    6   3,624,231    4     23,990       --        279       --         24,279
 Exercise of stock
  options (unaudited)....         --   --      72,362   --         76       --         --       --             76
 Issuance of common stock
  for consulting services
  (unaudited)............         --   --       5,000   --         30       --         --       --             30
 Issuance of common stock
  for rights and services
  (unaudited)............         --   --       3,571   --         29       --         --       --             29
 Deferred compensation
  related to grant of
  stock options
  (unaudited)............         --   --          --   --         90      (90)        --       --             --
 Amortization of deferred
  compensation
  (unaudited)............         --   --          --   --         --        6         --       --              6
 Net income (unaudited)..         --   --          --   --         --       --      2,875       --          2,875
                           ---------  ---   ---------  ---    -------     ----    -------      ---        -------
 Balances, March 31, 1996
  (unaudited)............  5,591,207  $ 6   3,705,164  $ 4     24,215     $(84)   $ 3,154      $--        $27,295
                           =========  ===   =========  ===    =======     ====    =======      ===        =======

          See accompanying notes to consolidated financial statements.

  FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH
                                     FLOWS
                                 (IN THOUSANDS)

                                                                   SIX MONTHS
                                                                      ENDED
                                    YEARS ENDED SEPTEMBER 30,       MARCH 31,
                                    ----------------------------  --------------
                                      1993      1994      1995     1995    1996
                                    --------  --------  --------  ------  ------
 CASH FLOWS FROM OPERATING
 ACTIVITIES:                                                       (UNAUDITED)
 Net income (loss)................  $ (1,414) $  2,187  $  2,506  $1,843  $2,875
 Adjustments to reconcile net
  income (loss) to
  net cash provided by operating
  activities:
   Depreciation and amortization..     1,646     1,443     1,466     740     817
   Deferred income taxes..........        --        --        --      --  (2,254)
   Amortization of deferred
    compensation..................        --        --        --      --       6
   Noncash restructuring expenses.       523        --        --      --      --
   Noncash compensation...........       111        --        --      --     192
   Change in doubtful accounts and
      returns
      on accounts receivable......       191      (364)      334     311     (16)
   Changes in operating assets and
    liabilities:
     Trade accounts receivable....      (712)    1,368      (838)   (619)   (421)
     Inventories..................    (2,517)      763      (363)    429  (2,243)
     Prepaid expenses and other
      current assets..............       433       158      (593)     23     (15)
     Deposits and other assets....       (20)        2      (109)    (54)   (100)
     Accounts payable and accrued
      liabilities.................     1,742      (839)    2,968   1,092  (1,026)
     Deferred income..............       667      (373)     (125)    (90)    265
     Accrued restructuring costs..      (492)     (150)       --      --      --
     Other liabilities............       124      (558)     (257)   (308)    (26)
                                    --------  --------  --------  ------  ------
       Net cash provided by (used
        in) operating
        activities................       282     3,637     4,989   3,367  (1,946)
                                    --------  --------  --------  ------  ------
 CASH FLOWS FROM INVESTING
 ACTIVITIES:
   Purchase of furniture,
    fixtures, and equipment.......    (2,021)     (637)   (1,335)   (410) (1,190)
   Purchase of short-term
    investments...................    (9,221)  (20,994)   (7,273) (3,685)   (999)
   Proceeds from the sale of
    short-term investments........     1,984    16,498    15,325  10,363   4,175
                                    --------  --------  --------  ------  ------
       Net cash provided by (used
        in) investing
        activities................    (9,258)   (5,133)    6,717   6,268   1,986
                                    --------  --------  --------  ------  ------
 CASH FLOWS FROM FINANCING
 ACTIVITIES:
   Proceeds from long-term loan...     1,000        --        --      --      --
   Exercise of stock options......       113       252       129     103      76
   Net repayments on loans and
    line of credit................       (28)     (333)     (639)     --      --
                                    --------  --------  --------  ------  ------
       Net cash provided by (used
        in) financing
        activities................     1,085       (81)     (510)    103      76
                                    --------  --------  --------  ------  ------
 Effect of foreign currency
 translation......................       (29)       29        --      --      --
                                    --------  --------  --------  ------  ------
 Net increase (decrease) in cash
 and cash equivalents.............    (7,920)   (1,548)   11,196   9,738     116
 Cash and cash equivalents,
 beginning of period..............    12,235     4,315     2,767   2,767  13,963
                                    --------  --------  --------  ------  ------
 Cash and cash equivalents, end of
 period...........................  $  4,315  $  2,767  $ 13,963  12,505  14,079
                                    ========  ========  ========  ======  ======
 SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
   Interest paid..................  $     31  $     94  $     57  $   35  $    2
                                    ========  ========  ========  ======  ======
   Income taxes paid..............  $     --  $     --  $  1,014  $  640  $  477
                                    ========  ========  ========  ======  ======
 SUPPLEMENTAL DISCLOSURE OF
 NONCASH FINANCING ACTIVITIES:
   Accrual of stock option
   deferred compensation..........        --        --        --      --  $   90
                                    ========  ========  ========  ======  ======
   Issuance of common stock for
   consulting services............        --        --        --      --  $   30
                                    ========  ========  ========  ======  ======
   Issuance of common stock and
    redeemable common stock for
    rights and services...........        --        --        --      --  $  162
                                    ========  ========  ========  ======  ======

          See accompanying notes to consolidated financial statements.

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)
1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Farallon Communications, Inc. (the Company), formerly Farallon Computing, Inc., develops, markets, and supports complete, easy-to-use, plug-and-play Internet connectivity and networking solutions and real-time collaboration software. Historically, revenues attributable to the Company's Internet/Intranet products have primarily resulted from the licensing of software, and revenues attributable to the Company's LAN products have primarily resulted from the sale of hardware.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in France. All significant intercompany balances and transactions have been eliminated in consolidation. In fiscal 1994, the Company changed the functional currency for its French subsidiary to the U.S. dollar.

 Pro Forma Balance Sheet

  In April 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) permitting the Company to sell shares of its common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms and at the pricing presently anticipated, all the currently outstanding preferred stock will automatically convert to 5,591,207 shares of common stock upon closing of the IPO, and the demand repurchase right on the redeemable common stock will expire. The effect of the above transactions has been reflected in the accompanying pro forma consolidated balance sheet as of March 31, 1996.

 Cash Equivalents and Short-Term Investments

  Cash equivalents consist of instruments with purchased maturities of 90 days or less.

  In 1995, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS No. 115 was not material to the Company's financial position and results of operations. Cash equivalents and all of the Company's investments are classified as available-for-sale under the provisions of SFAS No. 115. The securities are carried at fair value and any unrealized gains or losses that are material would be reported as a separate component of stockholders' equity.

  The amortized cost of available-for-sale debt securities are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other income, net. Realized gains and losses, and declines in value judged to be other than temporary on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income, net.

 Revenue Recognition

  The Company recognizes revenues from licenses of computer software provided that a firm purchase order has been received, the software and related documentation have been shipped, collection of the resulting receivable is deemed probable, and no other significant vendor obligations exist. Maintenance and service revenues, which have been relatively immaterial, are recognized over the period in which services are provided. Hardware revenues are recognized upon shipment.

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

  Certain of the Company's sales are made to customers under agreements permitting right of return for stock balancing. Revenue is recorded net of an estimated allowance for returns.

 Concentrations of Credit Risk

  Financial instruments that potentially expose the Company to concentrations of credit risk principally consist of cash, cash equivalents, short-term investments, and accounts receivable.

  The Company limits the amounts invested in any one type of investment. The Company maintains its cash investments with several financial institutions. Management believes the financial risks associated with such deposits are minimal.

  The Company sells its products primarily through distributors and other large scale resellers. Sales are generally not collateralized, credit evaluations are performed as appropriate, and allowances are provided for estimated credit losses. Historically, the Company has not experienced significant losses on trade receivables from any particular customer, industry, or geographic region.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

 Furniture, Fixtures, and Equipment

  Furniture, fixtures, and equipment are stated at cost. Depreciation is calculated using the straight-line method over the shorter of estimated useful lives or related lease terms ranging from one to seven years.

 Software Development Costs

  Product development costs include costs related to software products that are expensed as incurred until the technological feasibility of the product has been established. The Company has defined technological feasibility as completion of a working model. After technological feasibility is established, any additional software development costs would be capitalized in accordance with SFAS No. 86. Through March 31, 1996, the Company believes its process for developing software was essentially completed concurrently with the establishment of technological feasibility and no software development costs have been capitalized to date.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

 Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require that the Company either recognize in its financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosure of such costs in a footnote to the consolidated financial statements.

  The Company expects to continue to use the intrinsic value based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its consolidated financial statements for fiscal 1996, the Company will make the required pro forma disclosures in a footnote to the consolidated financial statements. SFAS No. 123 is not expected to have material effect on the Company's results of operations or financial position.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Pro Forma Net Income Per Share

  Pro forma net income per share is based on the weighted average number of shares of common stock, common equivalent shares from the convertible preferred stock using the "as-converted" method and dilutive common equivalent share from options outstanding during the period using the treasury stock method.

  Pursuant to certain SEC Staff Accounting Bulletins, common stock issued for consideration below the assumed IPO price and stock options granted with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the registration statement, even when antidilutive, have been included in the calculation of pro forma net income per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented prior to their issuance or grant.

 Interim Financial Statements

  The accompanying unaudited consolidated financial statements for the six months ended March 31, 1996 and 1995 have been prepared on substantially the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information set forth therein.

2. INVENTORIES

  Inventories consisted of the following (in thousands):

                                                        SEPTEMBER 30,
                                                        ------------- MARCH 31,
                                                         1994   1995    1996
                                                        ------ ------ ---------
 Raw materials and work in process..................... $2,232 $1,594  $2,808
 Finished goods........................................  2,162  3,164   4,193
                                                        ------ ------  ------
                                                        $4,394 $4,758  $7,001
                                                        ====== ======  ======

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

3. FURNITURE, FIXTURES, AND EQUIPMENT

  Furniture, fixtures, and equipment consisted of the following (in thousands):

                                                     SEPTEMBER 30,
                                                    ----------------  MARCH 31,
                                                     1994     1995      1996
                                                    -------  -------  ---------
 Office equipment.................................. $ 1,692  $ 2,296   $ 2,827
 Furniture and fixtures............................   1,070    1,091     1,182
 Computers.........................................   5,223    5,916     6,482
 Leasehold improvements............................     491      508       510
                                                    -------  -------   -------
                                                      8,476    9,811    11,001
 Accumulated depreciation and amortization.........  (5,904)  (7,354)   (8,161)
                                                    -------  -------   -------
                                                    $ 2,572  $ 2,457   $ 2,840
                                                    =======  =======   =======

4. INCOME TAXES

  Income tax expense consisted of the following (in thousands):

                                                                   SIX MONTHS
                                                                     ENDED
                                     YEARS ENDED SEPTEMBER 30,     MARCH 31,
                                     ---------------------------  -------------
                                      1993      1994      1995    1995   1996
                                     -------- --------  --------  ----  -------
 Current:
   Federal.........................  $    --  $    350  $    922  $678  $   307
   State...........................        1        43        16    12       31
   Foreign.........................       --        15        36    26       --
                                     -------  --------  --------  ----  -------
                                           1       408       974   716      338
                                     -------  --------  --------  ----  -------
 Deferred..........................       --        --        --    --   (2,253)
                                     -------  --------  --------  ----  -------
     Total tax expense (benefit)...  $     1  $    408  $    974  $716  $(1,915)
                                     =======  ========  ========  ====  =======

  Income tax expense differs from the amounts computed by applying the statutory income tax rate of 34% to pretax income as a result of the following
(in thousands):

                                                                   SIX MONTHS
                                                                     ENDED
                                     YEARS ENDED SEPTEMBER 30,     MARCH 31,
                                     ---------------------------  -------------
                                      1993      1994      1995    1995   1996
                                     -------- --------  --------  ----  -------
 Computed "expected" tax expense
 (benefit) of 34%..................  $  (480) $    882  $  1,183  $870  $   327
 Change in the beginning balance of
  the valuation allowance for
  deferred tax assets..............      469      (530)      187   150   (2,253)
 Research credits..................       --        --      (433) (316)      --
 Other, net........................       12        56        37    12       11
                                     -------  --------  --------  ----  -------
                                     $     1  $    408  $    974  $716  $(1,915)
                                     =======  ========  ========  ====  =======

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                         SEPTEMBER 30, MARCH 31,
                                                             1995        1996
                                                         ------------- ---------
  Deferred tax asset:
    Reserves and accruals not currently deductible......    $ 1,174     $1,402
    Deferred rent.......................................        141        113
    Research credit.....................................        730        415
    Alternative minimum tax credit carryforward.........         90         92
    Other...............................................        160        160
                                                            -------     ------
      Total gross deferred tax assets...................      2,295      2,182
      Less valuation allowance..........................     (2,295)        --
                                                            -------     ------
      Net deferred tax assets...........................    $    --     $2,182
                                                            =======     ======

  The net change in the total valuation allowance for the year ended September 30, 1995 and for the six-months ended March 31, 1996 were an increase of $187,000 and a decrease of $2,295,000, respectively. As of September 30, 1995, the Company believed that, based upon available objective evidence, there was sufficient uncertainty regarding the realizability of its deferred tax assets to warrant a full valuation allowance. The factors considered included prior losses, inconsistent profits, lack of carryback potential to realize deferred tax assets, dependence on LAN products and associated declining market and gross margins for LAN products, and dependence upon Apple.

  As of March 31, 1996, the Company believes that due to the demonstrated market acceptance of Internet/Intranet products over the last two quarters, the uncertainty regarding the realizability of its deferred tax assets has diminished to the point where it is now more likely than not that the deferred tax assets will be realized.

  As of September 30, 1995, the Company had research credit carryforwards of approximately $515,000 and $215,000 for federal and state tax purposes, respectively. If not utilized, the federal credit carryforwards will expire in 2006 through 2010. Also, the Company had alternative minimum tax credit carryforwards of approximately $90,000.

5. CREDIT FACILITIES

  As of September 30, 1994, the Company had a $3,000,000 facility secured by substantially all assets of the Company, comprised of a $2,000,000 revolving working capital line of credit and a $1,000,000 term loan. Borrowings under the revolving capital line of credit accrued interest at the prime rate plus 1/2%, and borrowings under the term loan facility accrued interest at the prime rate plus 1-1/2%. The credit facility expired on January 5, 1995. Borrowings under the term loan facility as of September 30, 1994 and 1995 were $639,000 and $0, respectively, with an interest rate of approximately 8.25%.

  In November 1995, the Company obtained a $5,000,000 line of credit, bearing interest at 8.75%. The principal balance plus accrued interest is due on February 28, 1997. There were no borrowings outstanding under the line of credit as of March 31, 1996.

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

6. STOCKHOLDERS' EQUITY AND STOCK OPTION PLAN

 Preferred Stock

  The Company has 7,500,000 shares of authorized preferred stock of which 5,822,072 shares have been designated as Series A, B and C shares.

  The holders of these shares are entitled to receive cash dividends, when declared, prior to any payment of dividends to holders of common stock at the rate of $.24 per share per annum for Series A; $.46 per share per annum for Series B; and $.64 per share per annum for Series C. Dividends are not cumulative.

  In the event of any liquidation, dissolution, winding up, sale of substantially all assets, merger, or disposition of more than 50% of the voting power of the Company, the holders of Series A, B, and C shares are entitled to receive, prior to any distribution to the holders of common stock, $3.00, $5.78 and $8.00 per share, respectively, plus declared but unpaid dividends. Remaining assets would then be distributed among the holders of common stock, the Series B and C stockholders pro rata based upon the number of shares of common stock held by each (on an as-converted basis); provided that distributions with respect to Series B shall cease when the holders have received an aggregate of $11.56 per share, and distributions with respect to Series C shall cease when the holders have received an aggregate of $16.00 per share. Any remaining assets would be distributed pro rata among the holders of common stock.

  Each preferred share may be converted to common stock at any time on a one-for-one basis, subject to certain conversion price antidilution adjustments. The shares automatically convert into common stock, upon consummation of an initial public offering of the Company's stock at an offering price of not less than $13.00 per share (adjusted to reflect stock dividends, stock splits, or recapitalizations) and with proceeds to the Company of at least $10,000,000. The related number of shares of common stock are reserved for issuance upon conversion.

  The Company's certificate of Incorporation provides that so long as at least 150,000 shares of Series B remain outstanding, the holders of Series B are entitled, voting separately as a class, to elect one member of the Board of Directors of the Company. So long as at least 1,500,000 shares of Series C remain outstanding, the holders of Series C are entitled, voting separately as a class, to elect two members of the Board of Directors of the Company. The holders of Series A and common stock, voting together and not as separate classes, are entitled to elect two members of the Board of Directors of the Company. The bylaws indicate the total members of the Board of Directors to be no less than five and no more than seven. Remaining members of the Board of Directors are elected by the holders of Series A, B, C and common stock voting together as determined in the voting agreement.

  Certain of the stockholders of the Company (including all of the holders of the Series B and C, and a majority of the holders of common stock and Series
A) entered into a voting agreement in March 1992 to vote or act with respect to the outstanding shares of the Company, in connection with the election of directors, so that there shall be one designee of a majority of the Series B holders; two designees of a majority of the Series C holders; and three designees of a majority of the holders of Series A and common stock. In addition, such stockholders agreed to vote or act with respect to the outstanding shares of the Company so as to always elect as a seventh director an individual designated by at least four of the initial Board designees. In the event that four of these designees can not agree as to such seventh director, such stockholders have agreed to vote or act so as to leave one vacancy on the Board of Directors. The voting agreement will terminate upon the earlier of (i) the date when there are less than 1,650,000 shares of Series B and C shares outstanding, or (ii) upon consummation of the Company's IPO on a firm underwriting basis with aggregate proceeds to the Company in excess of $10,000,000.

  The holders of Series B and C are entitled to vote separately as a class on any matter affecting the rights, preferences, and privileges of Series B and C, and in respect of certain other material transactions affecting the

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

Company. These holders also have the right, under certain circumstances, to demand the Company file a registration statement under the Securities Act of 1933. The Company has also granted to the holders of Series B and C the right of first refusal to purchase up to one half of their pro rata share of any new securities issued by the Company, subject to certain exceptions and restrictions.

 Redeemable Common Stock

  In March 1996, the Company issued 14,285 shares of common stock for services previously rendered. The stockholder has the right to demand that the Company repurchase up to 10,714 shares (shown as redeemable common stock in the accompanying March 31, 1996 balance sheet) should the Company's share price not achieve a publicly traded value of at least $14.00 per share on selected dates during a two-year period. The redemption value as of March 31, 1996 is recorded as the present value of the future repurchases, or $133,000. If the Company's proposed IPO is consummated under the terms and at the pricing presently anticipated, the demand repurchase right on the redeemable common stock will expire.

 Stock Option Plan

  The Company has a stock option plan (the Plan) providing for the issuance of incentive or nonstatutory options to directors, employees, and nonemployee consultants. Options are granted at the discretion of the Board of Directors.

  Incentive stock may be granted at not less than 100% of the fair market value per share and nonstatutory stock options may be granted at not less than 85% of the fair market value per share at the date of grant as determined by the Board of Directors or committee thereof, except for options granted to a person owning greater than 10% of the total combined voting power of all classes of stock of the Company, for which the exercise price of the options must be not less than 110% of the fair market value.

  Options granted under the Plan normally vest over five years commencing on the date of grant. The options expire 10 years from the date of grant.

  In 1990, the Company effected a recapitalization whereby each share of the Company's common stock outstanding or reserved for issuance upon exercise of options was converted into a unit for one share of common stock and one share of Series A preferred stock. The options relating to these units are included in the table below.

  The Company has the right of first refusal to acquire shares obtained by the exercise of options at a price equal to or greater than the price being offered for such shares by a third party. For options granted prior to February 22, 1991, the Company has a right to repurchase shares obtained by the exercise of options in the event of termination of employment of the optionee stockholder at a price equal to fair market value (as determined by the Board of Directors) on the date of termination of employment.

  Farallon has recorded deferred compensation of $90,000 for the difference between the grant price and the deemed fair value of the common stock underlying the options granted during the six months ended March 31, 1996. This amount is being amortized over the vesting period of the individual options, generally five years. Amortization of deferred compensation is charged to operating expense.

                  FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY

  (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                 ARE UNAUDITED)
The following table summarizes activity under the Plan:

                                           INCENTIVE STOCK OPTIONS
                                -------------------------------------------------
                                                          UNITS OF 1 SHARE
                                                       EACH COMMON STOCK AND
                                    COMMON STOCK      SERIES A PREFERRED STOCK
                                --------------------- ---------------------------
                                NUMBER OF    PRICE     NUMBER OF       PRICE
                                OPTIONS      RANGE     OPTIONS         RANGE
                                ---------  ---------- ---------------------------
Outstanding as of September
30, 1992......................  1,083,061  $1.00-1.20     217,996      $1.00-3.68
Options granted...............    457,525        1.20         --
Options exercised.............    (91,709)  1.00-1.20     (39,438)  $   1.00-3.68
Options canceled..............   (178,620)  1.00-1.20         --
                                ---------             -----------
Outstanding as of September
30, 1993......................  1,270,257   1.00-1.20     178,558   $   1.00-3.68
Options granted...............    214,825        1.20         --
Options exercised.............   (112,032)  1.00-1.20    (138,250)      $1.00
Options canceled..............   (316,663)  1.00-1.20         --
                                ---------  ---------- -----------
Outstanding as of September
30, 1994......................  1,056,387   1.00-1.20      40,308       $3.68
Options granted ..............    517,975   1.20-1.60         --
Options exercised ............   (113,177)  1.00-1.20     (40,308)      $3.68
Options canceled .............   (110,646)  1.00-1.60         --
                                ---------  ---------- -----------
Outstanding as of September
30, 1995 .....................  1,350,539   1.00-1.60         --
Options granted (unaudited) ..    177,400   1.60-5.50         --
Options exercised (unaudited)
 .............................    (72,362)  1.60-5.50         --
Options canceled (unaudited) .    (83,527)  1.00-4.00         --
                                ---------  ---------- -----------
Outstanding as of March 31,
1996 (unaudited) .............  1,372,050  $1.00-5.50         --
                                =========             ===========
Exercisable (unaudited).......    613,798                     --
                                =========             ===========

7. COMMITMENTS AND CONTINGENCIES

 Leases

  The Company conducts its operations in leased facilities and with equipment under operating lease agreements expiring at various dates through 1998.

  The following is a schedule of future minimum rental payments required under these leases that have initial or remaining noncancelable lease terms in excess of one year (in thousands):

YEAR ENDING SEPTEMBER 30,
- -------------------------
    1996................................................................. $1,178
    1997.................................................................  1,101
    1998.................................................................    275
                                                                          ------
       Total minimum lease payments...................................... $2,554
                                                                          ======

  Total rental expense for all operating leases amounted to approximately $1,277,000, $1,092,000, $1,169,000 and $549,000 for the years ended September
30, 1993, 1994 and 1995, and the six months ended March 31, 1996, respectively.

                 FARALLON COMMUNICATIONS, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (INFORMATION AS OF MARCH 31, 1995 AND 1996 AND FOR THE SIX MONTHS THEN ENDED
                                ARE UNAUDITED)

 Litigation

  The Company is involved in various legal matters that have arisen in the normal course of business. Management believes, after consultation with counsel, any liability that may result from the disposition of such legal matters will not have a material adverse effect on the Company's financial condition.

 Plan for Savings and Investments

  The Company maintains a plan for savings and investments under which eligible employees may contribute up to 15% of their annual compensation. In addition, the Company may make discretionary retirement contributions to the plan. No discretionary retirement contributions were made in any period presented.

8. RESTRUCTURING OF OPERATIONS

  In fiscal 1993, the Company reduced its number of employees and identified certain product discontinuances and the impairment of associated assets as part of a restructuring and recorded a nonrecurring charge of $1,048,000.

9. SIGNIFICANT CUSTOMERS

  During the years ended September 30, 1993, 1994 and 1995, one customer accounted for approximately 24%, 24% and 22%, respectively, and a second customer accounted for approximately 12%, 12% and 13%, respectively, of total net revenues. A third customer accounted for 10% of total revenues in 1993.

  International revenue accounted for approximately 25%, 25% and 29% of net revenue for the years ended September 30, 1993, 1994 and 1995, respectively.

10. SUBSEQUENT EVENTS (UNAUDITED)

 Delaware Reincorporation

  Prior to the completion of the IPO, the Company will be reincorporated in the State of Delaware with authorized capital consisting of 25,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

 Stock Split

  On April 16, 1996, the Company's Board of Directors authorized a one-for-two reverse stock split on outstanding shares and options. Accordingly, all share and per share amounts have been adjusted to reflect the stock split.

 1996 Stock Option Plan

  On April 16, 1996, the Board adopted (subject to stockholder approval) the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan succeeds the previous equity incentive program and 2,166,995 shares of the Company's common stock have been authorized under the 1996 Plan. This share reserve is comprised of
(i) 294,945 shares available for issuance under the predecessor plan and 1,372,050 shares subject to outstanding options thereunder at March 31, 1996 and (ii) an additional increase of 500,000 shares. Included in the 1996 Plan is a provision for the automatic grant of nonstatutory options to nonemployee Board of Director members of 25,000 shares on the effective date of the Company's proposed IPO at the initial offering price. Thereafter, each new director will be granted an option to purchase 25,000 shares of common stock on the date they become a Board member of the Company at the then current fair market value. Options issued to Directors are exercisable immediately subject to the Company's right of repurchase, which will lapse ratably over five years or upon the Director's departure from the Board.

 1996 Employee Stock Purchase Plan

  On April 16, 1996, the Board adopted (subject to stockholder approval) the 1996 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 300,000 shares of common stock for issuance under the Purchase Plan.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Information...............................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   28
Management................................................................   43
Certain Transactions......................................................   50
Principal and Selling Stockholders........................................   51
Description of Capital Stock..............................................   53
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   57
Additional Information....................................................   58
Legal Matters.............................................................   58
Experts...................................................................   58
Consolidated Financial Statements.........................................  F-1

                              -------------------

  UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,000,000 Shares

                     [LOGO OF FARALLON COMMUNICATIONS, INC.]

                                  Common Stock

                              -------------------

                                   PROSPECTUS

                              -------------------

                                COWEN & COMPANY

                               HAMBRECHT & QUIST

                               UBS SECURITIES LLC

                                        , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

      SEC Registration fee............................................  $11,897
      NASD fee........................................................    3,950
      Nasdaq National Market listing fee..............................   45,000
      Printing and engraving expenses.................................  100,000
      Legal fees and expenses.........................................  250,000
      Accounting fees and expenses....................................  190,000
      Blue sky fees and expenses......................................   15,000
      Transfer agent fees.............................................   10,000
      Miscellaneous fees and expenses.................................  174,153
                                                                       --------
        Total......................................................... $800,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 6 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since January 1, 1993, the Registrant has sold and issued 521,764 shares (assuming no exercise of stock options after March 31, 1995) of its Common Stock and 208,745 shares of its Series A Preferred Stock to employees pursuant to exercises of options under its 1987 Stock Option Plan. These issuances were deemed exempt from registration under the Act in reliance upon Rule 701 promulgated under the Act. In addition, the recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

  In February 1996, the Registrant issued to Allison C. Ross 5,000 shares of Common Stock in exchange for consulting services rendered to the Company. In March 1996, the Registrant issued to Brian Thorson 14,285 shares of Common Stock in exchange for consulting services rendered to the Company. The issuances of these securities to Ms. Ross and Mr. Thorson were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, Ms. Ross and Mr. Thorson have represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Ms. Ross and Mr. Thorson had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
   *1.1  Form of Underwriting Agreement.
   *2.1  Agreement and Plan of Merger for the reincorporation merger of
         Farallon Communications, Inc. a California corporation into Farallon
         Communications, Inc., a Delaware Corporation.
   *3.1  Articles of Incorporation of the Registrant, as amended to date.
   *3.2  Certificate of Incorporation filed in connection with the reincorporation of the Registrant.
   *3.3  Form of Amended and Restated Certificate of Incorporation to be filed upon the closing of the offering made pursuant to this Registration
         Statement.
   *3.4  Bylaws of the Registrant.
   *3.5  Form of Bylaws of the Registrant to be effective after the reincorporation of the Registrant.
   *3.6  Form of Amended and Restated Bylaws of the Registrant to be effective after the closing of the offering made pursuant to this Registration
         Statement.
   *4.1  Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6.
   *4.2  Amended and Restated Investor Rights Agreement, dated March 27, 1992, among the Registrant and the investors and founders named therein, as amended.
   *4.3  Specimen Common Stock certificate.
   *5.1  Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP.
  *10.1  Form of Indemnification Agreement entered into between the Registrant and its directors and officers.
  *10.2  1996 Stock Option Plan and forms of agreements thereunder.
  *10.3  Employee Stock Purchase Plan.
  *10.4  Office Lease Agreement between the Company and Paragon Alameda Gateway
         Associates, Ltd., dated June 26, 1992.
  *10.5  Real Property Lease Agreement between the Company and Bank of New York
         Trust Company of California, dated July 20, 1993.
  *10.6  Real Property Lease Agreement between the Company and Bobwhite Meadow,
         L.P., dated March 1, 1996.
  *11.1  Computation of pro forma net income per share.
  *21.1  Subsidiary of the Registrant.
   23.1  Report on Schedule and Consent of Independent Auditors.
  *23.2  Consent of Counsel. Reference is made to Exhibit 5.1.
  *24.1  Power of Attorney.
   27    Financial Data Schedule.

- --------
 * Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES

Schedule II--Valuation and Qualifying Accounts

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California, on this 24th day of May, 1996.

                                      Farallon Communications, Inc.

                                                 /s/ Alan B. Lefkof
                                      By: _____________________________________
                                                    Alan B. Lefkof
                                         President and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                 SIGNATURE                                TITLE                      DATE
                 ---------                                -----                      ----
            /s/ Alan B. Lefkof             President, Chief Executive Officer    May 24, 1996
 ________________________________________   and Director (Principal Executive
              Alan B. Lefkof                Officer)

             * James A. Clark              Vice President and Chief Financial    May 24, 1996
 ________________________________________   Officer (Principal Financial and
              James A. Clark                Accounting Officer)

             * Reese M. Jones              Chairman of the Board of Directors    May 24, 1996
 ________________________________________
              Reese M. Jones

            * Bandel L. Carano             Director                              May 24, 1996
 ________________________________________
             Bandel L. Carano

           * David F. Marquardt            Director                              May 24, 1996
 ________________________________________
            David F. Marquardt

             * James R. Swartz             Director                              May 24, 1996
 ________________________________________
              James R. Swartz

*By:   /s/ Alan B. Lefkof
  ----------------------------
         Alan B. Lefkof
        Attorney-in-Fact

                         FARALLON COMMUNICATIONS, INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                   CHARGED
                                        BALANCE AT TO COSTS             BALANCE
                                        BEGINNING    AND                AT END
              DESCRIPTION               OF PERIOD  EXPENSES DEDUCTIONS OF PERIOD
              -----------               ---------- -------- ---------- ---------
Allowance for Doubtful Accounts
  Year ended September 30, 1993........    $776      $162      $ 62      $876
                                           ====      ====      ====      ====
  Year ended September 30, 1994........    $876      $120      $464      $532
                                           ====      ====      ====      ====
  Year ended September 30, 1995........    $532      $121      $136      $517
                                           ====      ====      ====      ====
Allowance for Returns
  Year ended September 30, 1993........    $317      $258      $167      $408
                                           ====      ====      ====      ====
  Year ended September 30, 1994........    $408      $151      $171      $388
                                           ====      ====      ====      ====
  Year ended September 30, 1995........    $388      $434      $ 85      $737
                                           ====      ====      ====      ====

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.   DESCRIPTION                                                   PAGE
 ------- -----------                                               ------------
   *1.1  Form of Underwriting Agreement.
   *2.1  Agreement and Plan of Merger for the reincorporation merger of Farallon Communications, Inc. a California
         corporation into Farallon Communications, Inc., a
         Delaware Corporation.
   *3.1  Articles of Incorporation of the Registrant, as amended to date.
   *3.2  Certificate of Incorporation filed in connection with the reincorporation of the Registrant.
   *3.3  Form of Amended and Restated Certificate of
         Incorporation to be filed upon the closing of the
         offering made pursuant to this Registration Statement.
   *3.4  Bylaws of the Registrant.
   *3.5  Form of Bylaws of the Registrant to be effective after the reincorporation of the Registrant.
   *3.6  Form of Amended and Restated Bylaws of the Registrant
         to be effective after the closing of the offering made
         pursuant to this Registration Statement.
   *4.1  Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6.
   *4.2  Amended and Restated Investor Rights Agreement, dated
         March 27, 1992, among the Registrant and the investors
         and founders named therein, as amended.
   *4.3  Specimen Common Stock certificate.
   *5.1  Opinion of Gunderson Dettmer Stough Villeneuve Franklin
         & Hachigian, LLP.
  *10.1  Form of Indemnification Agreement entered into between the Registrant and its directors and officers.
  *10.2  1996 Stock Option Plan and forms of agreements
         thereunder.
  *10.3  Employee Stock Purchase Plan.
  *10.4  Office Lease Agreement between the Company and Paragon
         Alameda Gateway Associates, Ltd., dated June 26, 1992.
  *10.5  Real Property Lease Agreement between the Company and
         Bank of New York Trust Company of California, dated
         July 20, 1993.
  *10.6  Real Property Lease Agreement between the Company and
         Bobwhite Meadow, L.P., dated March 1, 1996.
  *11.1  Computation of pro forma net income per share.
  *21.1  Subsidiary of the Registrant.
   23.1  Report on Schedule and Consent of Independent Auditors.
  *23.2  Consent of Counsel. Reference is made to Exhibit 5.1.
  *24.1  Power of Attorney.
   27    Financial Data Schedule.

- --------
 * Previously filed.

                   SIMPLIFYING NETWORKING THROUGH INNOVATION

NETOPIA INTERNET SOLUTION      [Picture of Netopia router and modem]

The Netopia Internet Solution includes high-speed ISDN routers and modems, Internet software and Up & Running, Guaranteed! To provide complete Internet connectivity for workgroups and individuals

UP & RUNNING, GUARANTEED!      [Depiction of the words ISDN, ISP, CONFIG, and
                               HOTLINE connected by a line]

Netopia Up & Running, Guaranteed! Provides a single source for Internet service and support to reduce Internet connectivity hassels

[FlashNote cartoon depiction]  FlashNote, a free Internet applet, enables users to instantly and reliably transfer files and messages across the Internet


[Look@Me cartoon depiction]    Look@Me, a free Internet applet, enables users to
                               remotely view another user's screen in real-time, anywhere on the Internet

[Picture of two computers connected with the earth in the middle, with the caption TIMBUKTU PRO and INTERNET/INTRANET COLLABORATION]

Timbuktu Pro software enables users to engage in real-time, peer-to-peer collaboration; accessing, viewing, and controlling remote computers across the Internet, Intranets and LANs

[Picture of EtherWave]
EtherWave's plug-and-play 10Base-T technology enables users to easily and cost effectively network PCs, Macs, workstations and printers--with or without a hub

[Farallon logo]

[TIMBUKTU PRO]
[INTERNET/INTRANET COLLABORATION]


[Graphics appear on the whole gatefold depicting three scenarios of collaboration using Timbuktu Pro collaboration software. The computer screens show a car, a graph and a file chart. The underlying graphic is of the world, with faded out pictures of the workplace. The words: collaborate, Internet, communicate, Intranet and connect are also faded out]

 . . .Ashley, the ad looks great! Let me take control of your PC and point out where to place the logos.


 . . . Jeff, how's everything in Tokyo? Let's go over tomorrow's presentation-- I'm looking at your screen right now.


 . . . Alan, how's the hotel? I'm transferring the latest driver, that should solve the problem.

                           MAINSTREAMING THE INTERNET

[Pictures of the Netopia Router and Netopia Modem connecting a network of computers, faxes, printers and phones to the Internet, which is depicted by the globe, an Internet Service Provider, and ISDN connectivity, which is depicted by a telephone pole.]